SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

20 March 2024

PRUDENTIAL PLC FULL YEAR 2023 RESULTS: CONTINUING STRONG PERFORMANCE

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the year ended 31 December 2023.

Performance highlights on a constant (and actual) exchange rate basis
-   New business profit up 45 per cent (43 per cent) to $3,125 million. Excluding the effect of interest rate and other economic movements, new business profit up 47 per cent (45 per cent)

-   Operating free surplus generated from in-force insurance and asset management business of $2,740 million (2022: $2,725 million ($2,760 million))

-   Adjusted operating profit up 8 per cent (6 per cent) to $2,893 million

-   EEV shareholders' equity is up 7 per cent to $45.3 billion, equivalent to 1,643 cents per share, on an AER basis.

-   GWS shareholder capital surplus over GPCR of $16.1 billion, equivalent to a cover ratio of 295 per cent (31 December 2022: 307 per cent)

-   Second interim dividend of 14.21 cents per share, 20.47 cents per share for the full year, up 9 per cent

Commenting on the Results, CEO Anil Wadhwani, said: "These are a very strong set of results while operating in a challenging macro environment, with new business profit up 45 per cent driven by a relentless focus on execution in our markets in Asia and Africa. It is also an illustration of the strength of both our agency and bancassurance distribution channels as well as an affirmation of our leadership position in many key markets.

"It has been six months since the launch of our new strategy and it's highly encouraging to see the early progress on our strategic objectives of improving our customer experience, driving technology powered distribution and transforming our business model in Health. We have on-boarded senior leadership talent in Health, Technology and added to our talent in our key markets as we continue to strengthen our capabilities in line with our strategic priorities.

"We delivered an excellent financial and operational performance in 2023 and deployed increased levels of capital in new business, enhancing core capabilities and expanding distribution. Sales growth has continued in the first two months of 2024. Given the relentless execution focus in implementing our strategy, we are increasingly confident in achieving our 2027 financial and strategic objectives and in accelerating value creation for our shareholders."

Summary financials	2023 $m	2022 $m	Change on AER basis	Change on CER basis
New business profit	3,125	2,184	43%	45%
Operating free surplus generated	2,007	2,193	(8)%	(8)%
Operating free surplus generated from in-force insurance and asset management business	2,740	2,760	(1)%	1%
Adjusted operating profit	2,893	2,722	6%	8%
IFRS profit (loss) after tax	1,712	(997)	n/a	n/a

	31 Dec 2023		31 Dec 2022
	Total	Per share	Total	Per share
EEV shareholders' equity	$45.3bn	1,643¢	$42.2bn	1,534¢
IFRS shareholders' equity	$17.8bn	647¢	$16.7bn	608¢
Adjusted IFRS shareholders equity	$37.3bn	1,356¢	$35.2bn	1,280¢

Notes
The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.

IFRS Comparatives for 2022 have been restated to reflect the retrospective application of IFRS 17. See note A2.1 to the financial statements for further information and reconciliation.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

We expect to announce our Full Year 2023 Results to the Hong Kong Stock Exchange and to the UK Financial Media at 12.00pm HKT - 4.00am UKT - 12.00am ET on Wednesday, 20 March 2024.

The announcement will be released on the London Stock Exchange at 3.00pm HKT - 7.00am UKT - 3.00am ET on Wednesday, 20 March.

A pre-recorded presentation for analysts and investors will be available on-demand from 12.00pm HKT - 4.00am UKT - 12.00am ET on Wednesday, 20 March 2024 using the following link: https://www.investis-live.com/prudential/65d35e48da722d0c002fb172/hsrt .. A copy of the script used in the recorded video will also be available from 12.00pm HKT - 4.00am UKT - 12.00am ET on Wednesday, 20 March 2024 on Prudential plc's website.

A Q&A event for analysts and investors will be held at 4.30pm HKT - 8.30am UKT - 4.30am ET on Wednesday, 20 March 2024. We offer the option to join us in person or virtually.

Registration to join the Q&A event in person, in the Four Seasons Hong Kong, 8 Finance Street, Central, Hong Kong

To register to attend the event in person, please respond to this message.

Registration to view the Q&A event online

To register to watch the event and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/65d362b6d0d520120026534a/taer The webcast will be available to watch afterwards using the same link.

Dial-in details

A dial-in facility will be available to listen to the event and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, ie from 4.00pm HKT - 8.00am UKT - 4.00am ET).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 358 1035 (Freephone UK), Participant access code: 131313. Once participants have entered this code their name and company details will be taken.

Playback facility

Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 703056. This will be available from approximately 10.00pm HKT - 2.00pm UKT - 10.00am ET on Wednesday, 20 March until 6.59am HKT on Thursday, 4 April - 11.59pm UKT - 6.59pm ET on Wednesday, 3 April 2024.

Transcript

Following the call a transcript will be published on the results centre page of the Prudential plc's website on Monday, 25 March.

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/.

Strategic and operating review

Well positioned for future opportunities

Prudential has been operating in global life markets for 175 years. We are a household name1 in markets that place great value on brand. Today, we deliver our life insurance solutions to over 18 million customers in large and fast-growing markets across Asia and Africa. 'Large' because the combined population of the markets we operate in stands at approximately four billion2; 'Fast-growing' as it is estimated that our markets will collectively generate incremental annual gross written premiums of almost US$1 trillion3 in 2033 compared with 2022.

We hold the top three positions in 10 out of the 14 Asian life markets4 in which we have a presence. We are in the top five in six of our eight African markets4. Our multi-channel agency and bancassurance distribution platform of scale has around 68,000 average monthly active agents. We are the number one independent insurer in Asia bancassurance5, and our Asia-based in-house investment arm, Eastspring, has over US$ 237 billion in assets under management and is ranked in the top 10 in six of its markets6.

In 2023, we grew new business profit by 45 per cent to $3,125 million, in excess of the 37 per cent increase in APE sales. Sales growth has continued in the first two months of 2024.

In August we set out our renewed purpose and strategy for the next five years to 2027, together with the key metrics we will use to measure our success.

Our purpose - For Every Life, For Every Future - defines why we are in this business and what we seek to achieve as custodians of stakeholder value for the long term.

Our strategy sets out our priorities and objectives over the next five years to realise our purpose and how we will create value for all our stakeholders: our customers, our employees, our shareholders and our communities.

The components of our strategy are:

-   our multi-market growth engines;
-   our strategic pillars;
-   our group-wide enablers; and
-   our organisational model design.

We believe carrying out the actions to deliver the strategy will transform the business and enable us to take greater advantage of the opportunities open to us.

We have commenced executing the steps outlined in our updated strategy announced in August. This includes changes in the strategic areas of customer, distribution and health and in our operational model. We have complimented the existing leadership teams with key hires. 2024 will be a pivotal year as we deepen our execution capabilities in the areas most important to us.

We are seeing early signs of progress across our strategic pillars;

-   in customer, four business units9 in 2023 are ranked in the top quartile for customer relationship Net Promoter Score (NPS), compared to three in 2022, out of the ten business units9 that have a standardised approach for measuring customer advocacy. Four further business units9 improved their rankings by at least a quartile;
-   in agency distribution, we grew average new business profit per active agent by 59 per cent contributing to a 75 per cent increase in Agency new business profit;
-   in bancassurance, we continued to expand our bancassurance partner network and increased the proportion of APE sales from health and protection business in this channel from 6 per cent in 2022 to over 7 per cent in 2023; and
-   in health, new business profit grew 20 per cent to $330 million.

Further detail on our initial progress on the key strategic pillars and enablers is set out later in this report.

To demonstrate our commitment to delivering shareholder value through the new strategy, we introduced two new financial objectives7:

-   to grow new business profit to 2027 at a rate of 15-20 per cent compound annual growth from the level achieved in 2022; and

-   for the same period to deliver double digit compound annual growth in operating free surplus generated from in-force insurance and asset management business.

Alongside our early successes in delivering against our strategy we have seen a strong financial performance in 2023 as discussed below.

As in previous years, we discuss our performance in this report on a constant currency basis8, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance are set out in the "Definition of performance metrics" section later in this document.

New business profit

	Full Year 2022 Actual exchange rate	Full Year 2023	Objective 20277 Implied amount
Amount	$2.2 billion	$3.1 billion	$4.4 - $5.4 billion

Our business generated new business profit of $3,125 million for the year, demonstrating substantial progress towards our 2027 objective.

Operating free surplus generated from in-force insurance and asset management business

	Full Year 2022 Actual exchange rate	Full Year 2023	Objective 20277 Implied amount
Amount	$2.8 billion	$2.7 billion	>$4.4 billion

The $2,740 million of operating free surplus that we generated from in-force insurance and asset management business for the year is broadly flat when compared with the prior year, as we continue to invest as planned in our strategic pillars and new business over the next couple of years. The gradual compounding of the new business contribution and improving operating variances will support progress towards our 2027 financial objective.

Our performance reflects the breadth and broad based nature of our markets, with new business profit growing in 17 of our 22 life markets and an increased market share in seven of our Asian life markets4.

Our agency channel delivered new business profit of $2,096 million, an increase of 75 per cent. This reflects both APE sales growth of 67 per cent and favourable business mix effects along with a 37 per cent increase in new business profit from health and protection products. Agency sales accounted for 48 per cent of total APE sales and circa two-thirds of the Group's new business profits.

Bancassurance new business profit fell 8 per cent to $793 million in 2023 primarily due to challenging market conditions in the Chinese Mainland and Vietnam. Excluding these two markets, new business profit increased by 23 per cent with 11 markets delivering double-digit growth. APE sales through the bancassurance channel increased 3 per cent compared with 2022, supported by growth in Hong Kong and Taiwan, offset by significant reductions in sales volumes in the Chinese Mainland and Vietnam.

Hong Kong was a significant contributor to growth accounting for 45 per cent of new business profits in the period  both its new business profit and APE sales grew by over three times the prior year level. This growth was diversified across distribution channels and products. We see an opportunity for sustained growth in Hong Kong as the drivers of demand from domestic and Chinese Mainland visitors remain intact.

Eastspring's funds under management and advice increased by 7 per cent (on an actual exchange rates basis) to $237.1 billion, reflecting positive market movements and inflows from external clients and our life business. These positive movements were offset by expected outflows of funds managed on behalf of M&G plc.

During 2023 the Group adopted IFRS 17, a new accounting standard for insurance that significantly altered the Group's IFRS reporting. More details on the change and its impact are set out in the Financial Review. On the IFRS 17 metric, Group adjusted IFRS operating profit for the year was $2,893 million, 8 per cent higher than 2022 calculated on a consistent basis and using constant exchange rates. IFRS profit after tax for 2023 was $1,712 million (2022: loss after tax of $(1,005) million on a constant exchange rate basis, loss after tax of $(997) on an actual exchange rate basis).

The substantial increase in new business reported above led to materially higher investment in new business of $(733) million (2022: $(552) million). This resulted in lower group operating free surplus, despite reduced central costs including interest expense and restructuring costs. The Group's capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement of $16.1 billion at 31 December 2023 (31 December 2022: $15.6 billion on an actual exchange rate basis) and a cover ratio of 295 per cent (31 December 2022: 302 per cent after allowing for the debt redemption in January 2023).

Reflecting the Group's strong capital position and in line with its policy the Directors have approved a second interim dividend per share of 14.21 cents per share (2022: 13.04 cent per share), for a total 2023 divided of 20.47 cents per share (2022: 18.78 cents per share), an increase of 9 per cent over the prior year.

Focus on our three strategic pillars

1.      Enhancing customer experiences - we are committed to putting customer advocacy at the heart of our business and becoming their trusted partner. We have the following priorities:

-   to support customer acquisition by personalised targeting - allowing us to more easily identify engagement opportunities;
-   to curate comprehensive customer-led differentiated proposition offerings with segmentation by life stages; and
-   to offer seamless end-to-end customer experiences through simple tech-enabled journeys combining technology with human care and understanding.

By focusing on these priorities we believe we will drive new customer acquisition and existing customer retention.

We have standardised our approach to measuring and analysing customer advocacy across ten business units9. Our approach is centred around net promoter scores, which measure how likely customers are to recommend Prudential. We have seen initial traction in 2023 with four of our business units9 in the top quartile (up from three in 2022). Eight out of ten business units9 moved up at least one quartile or remained in 1st quartile in the latest relationship net promoter scores results. The improvement seen has been led by leadership initiatives that prioritise the voice of customers in our business. These include the launch of a monthly CEO customer experience forum in our markets, together with a proactive approach to following up with customers who report unsatisfactory experiences. We empowered employees to listen to the voices of our customers through the introduction of service huddles. These meetings bring together employees across a range of functions to discuss recent customer feedback and collectively identify solutions for customer pain points. We will continue this journey in 2024 and beyond with more customer advocacy initiatives and actions.

To achieve our ambition of having ten business units9 in the top quartile relationship NPS in their respective markets by 2027, we will further strengthen our efforts around customer advocacy. We will do this by investing in common platforms and frameworks, institutionalising best practices, deploying digital and data capabilities in customer acquisition, servicing and engagement. We will deliver these capabilities at pace and scale across all markets with a unified customer organisation structure, which will give us a strong foundation to support the achievement of our ambitions. We plan to drive customer advocacy by; setting high service standards, continuously listening to customer feedback and acting on it, re-designing our customer journey and using robust portfolio management to engage new customers, increase repeated sales and improve loyalty.

We measure our success using relationship net promoter scores across the organisation. We aim to be top quartile for ten business units9 by 2027. For our customer retention rate we have an ambition of achieving between 90 per cent and 95 per cent by 2027. During 2023 we saw a slight decline in the customer retention rate to 86 per cent (2022: 89 per cent) which was affected by an industry-wide fall in consumer sentiment in Vietnam. We see customer base growth and improving net promoter scores for each transactional touchpoint as the building blocks of our overall relationship net promoter score.

2.  Technology-powered distribution -  empowering our agency force with best-in-class technologies and solutions, deepening our bank partner base through segmented propositions and creating omnichannel customer journeys will enable us to reach more customers and strengthen relationships with existing ones.

Agency
We have around 68,000 average monthly active agents and, over 9,000 who qualify for Million Dollar Round Table (MDRT) status. Prudential has one of the leading agency forces in Asia.

We have the ambition to increase agency new business profit by 2.5 to 3 times from the 2022 level by 2027, through significantly increasing the number of active monthly agents and more than doubling new business profit per agent over the same period.

In 2023, the number of average active agents per month increased by three per cent and average monthly new business profit per active agent increased by 59 per cent to over $2,800.

We continue to focus on quality recruitment through tailored and strategic talent sourcing. Our signature career switcher programme for existing professionals is active in seven markets and recruited over 4,500 advisors. On average these advisors were six times more productive in their first year than other typical agent recruits. In Hong Kong, we introduced a Top Talent Professional recruitment programme tapping into over 100 high profile talent immigrants sponsored by government. In Singapore, we inaugurated Prudential Financial Advisers to attract professional financial planners who are committed to offering holistic advice on both insurance and investment solutions.

We continue to upskill our agency force by enhancing the career path and learning journey for our agents. This equips them with the necessary knowledge, skills and tools to be a trusted advisor to our customers. We integrated our activity and leads management engine with customer campaigns to scale up and enhance the productivity of our agents. 115,000 agents used PruForce, our technology-driven distribution platform, which we believe enhances agent effectiveness. Over four million leads were generated and distributed to the agency force using PruLeads, our digital leads platform in PruForce, across our markets in 2023. Assisted by this technology, our agents converted 8 per cent of these leads into new sales to meet customers' needs and financial goals.

We are upskilling the next generation of highly productive agents via our on-demand learning and development platform, which offers personalised curriculums to assist agents in engaging, nurturing and converting prospects. Agency leaders are being trained to become the next generation of professional team-builders through structured leadership development programmes.

Bancassurance
Bancassurance provides incremental access to large numbers of customers in multiple locations using third-party infrastructure. It is a significant source of new business for the Group. Our 200 bank partners include 10 key strategic partners, including two joint venture and associate partners.

The penetration rate in our seven strategic bank partners (excluding our joint venture and associate partners and our partner in Cambodia and Laos) in the year was 7.8 per cent (2022: circa 7.6 per cent).

We are building on the performance seen in 2023 by delivering against our strategic priorities.

We are broadening our customer proposition to offer attractive health and protection propositions and by penetrating the high net worth and premium segments. Overall, we sold around 1 million new policies in 2023, with regular premium policies contributing to more than 90 per cent of APE sales. APE sales of health and protection products through bancassurance partners increased 26 per cent in the year, representing over half of the policies sold through the channel and over 7 per cent of total APE sales in 2023 (2022: 6 per cent). We see increasing the contribution of health and protection products to our bancassurance channel as a key step in achieving our bancassurance new business profit growth ambition.

We are developing omni-channel customer journeys backed by analytics to engage with our customers. For example in Thailand, we innovated with a new simple in-branch digital referral model with a key strategic partner, which enables us to reach potentially over 7,000 customers and will help them achieve their medium term saving and protection goals.

To expand bank penetration further, we will deploy integrated data-led marketing to target customers more effectively. In early 2024 we launched a structured customer engagement program with UOB, powered by analytics. The programme supports sales staff in recommending suitable insurance offerings during their interactions with customers.

We reward our bank partners for outcomes that deliver for the customer and create value. We have introduced new reward mechanisms with our strategic partners to deliver win-win solutions for customers, partners and shareholders.

We also aim to offer our bank partners' staff learning and development via integrated modern and digital learning platforms that can provide modular, on-demand, training.

We continue to expand our bancassurance network. In Thailand, our new 10-year partnership with CIMB became effective at the end of 2023. In the first two months of partnership, its APE sales had already accounted for 6 per cent of Thailand bancassurance APE sales.

In Vietnam, we extended our partnership with VIB until 2036. Our agreement with VIB incorporates a first-in-market approach to strengthen the control of business quality, demonstrating our joint commitment to serve customers better.

Our key strategic partner, UOB, successfully integrated the ex-Citi franchise across four of our markets, giving us access to an additional 2.4 million bank customers.

We have established an operating cadence with our strategic partners and we will continue to drive aligned strategic direction and execution through partnership steering committees both at Group and local levels to ensure we deliver on all our priorities.

By focusing on these priorities we believe we will meet our ambition to increase new business profit from bancassurance by 2027 to be 1.5 to 2 times that seen in 2022.

3.      Transforming the health business model - we believe there are substantial opportunities to further grow our health business by becoming a trusted partner to our customers and playing a much-needed coordinating role across their healthcare journeys. We are focusing on the following priorities:

-   Upgrading our core health insurance proposition - we are accelerating development of more advanced, segment-specific and sustainable products. This includes incorporating risk-based pricing and value-added services, such as enhancing the in-network benefits of existing as-charged products to cater to our customers' evolving healthcare needs. We are also adopting practices that are utilised elsewhere in the Group to assist with managing customer affordability and continuity of coverage - for example, in Indonesia and Malaysia, we are introducing regular repricing of health products. In addition, we are supporting our agents' efforts to distribute health products through enhanced recognition, reward and training initiatives. We are also strengthening our health branding campaigns to highlight Prudential's aim to become a trusted partner for its health customers. Operational excellence is being further enhanced by straight-through-processing and AI-enabled digitalisation of underwriting and claims journeys. We believe increased automation and enhanced analytics will deliver better customer experience as well as further protect us against claims fraud and abuse, for example, by implementing AI-driven detection models.

-   Expanding our role through connecting health-care journeys using an asset-light approach - we will implement guided care pathways and case management to help customers better navigate through their healthcare journey. By leveraging our streamlined preferred medical provider partners, we will ensure high-quality and cost-effective care. Examples include scoring and tiering of network hospitals based on outcome and cost in Indonesia and Malaysia, regional arrangements for breast cancer treatment in Thailand by a leading hospital group, and developing case management and concierge capabilities in Indonesia, Singapore and Hong Kong.

We have developed an operational plan across our major health markets of Malaysia, Indonesia, Hong Kong and Singapore with clear accountabilities, performance metrics, timelines and deliverables. In early 2024, we appointed Arjan Toor as Health CEO, who will be based in Singapore and has joined us from Cigna. We are allocating dedicated resources and will be recruiting further key talent at both local and Group levels to manage health insurance as a line of business in order to drive business performance and accelerate growth. We are exploring health opportunities in India.

In 2023, our health business across the Group contributed $330 million to new business profit, an increase of 20 per cent. By focusing on the priorities above we are committed to achieving our ambitions to deliver a top-quartile health insurance Net Promoter Score by 2027, growing our customer base and profitability, and doubling our health new business profit from 2022 to 2027.

Focus on our three strategic enablers

To capture the growth opportunities that we have identified in each of the strategic pillars above, we have three enablers:

Enabler#1: Open-architecture technology platform
Our long-term programme is changing our technology operating model. By delivering superior customer and distribution experiences, our new model will support our three strategic pillars - Customer, Distribution and Health. Data privacy and customer information security are critical focus areas for this function and we are investing substantial amounts in infrastructure, systems and culture to support this.

In respect of our wholly owned operations technology driven core competencies that are consistent across these markets will be housed on an open architecture platform. Our strategy focuses on i.) creating new, common capabilities with greater collaboration between central centres of excellence and local market teams; ii.) improving resiliency; iii.) efficiency; and iv) using AI and data analytics throughout our whole organisation.

We intend to move our applications in different markets to a common platform, to help provide a uniform user experience, improve our efficiency, increase operational reliability and create new global capabilities as we switch to modular and standardised applications. We aim to cut the number of our applications by more than half by 2027. We have begun this journey with the introduction of our PruServices 2.0 Web in Malaysia in January 2024. PruServices 2.0 Web offers an improved and simplified customer experience with immediate customer feedback and as we roll it out across our markets, we will be able to retire 15 customer service applications. Similarly, PruForce, the technology-driven distribution platform for our agents, will offer a consistent set of features for our agents across our markets, enabling us to retire 26 agency-related applications.

Improving the reliability of our technology infrastructure is key. We have added a service integration and management layer to oversee our outsourced technology infrastructure and operations services. This is to ensure the performance and dependability of our systems. We also invested in tooling capabilities to improve the efficiency of infrastructure monitoring, spot high risk or vulnerable areas that need more support and upgrades, to enhance our overall system availability. As a result, we lowered the number of monthly incidents by 60 per cent, and improved recovery times by 40 per cent in 2023.

We have also finalised our technology organisation operating model, which brings together our technology talent pool across the business into a single integrated team. This new operating model will leverage the experience and skills of our talent pool in specific markets for the benefit of the whole business. It also captures efficiencies by removing duplication of functions and skills. As part of the new operating model, we are also building teams centred around global technology products for our customer and agency pillars. We plan to deploy similar teams for other business areas and group functions by the end of 2024.

In addition, we have developed advanced platforms that store the key data of our operations in our main markets. This enables us to deploy advanced analytics and AI for high value purposes. For example, using GenAI to help our call centre agents shorten customer enquiry times. In a test run in one market, product enquiry times were cut from more than four minutes to less than 30 seconds. We are now testing this on real-time customer enquiries as well as in two other markets. We are also working on utilising analytics and AI more across our strategic pillars and those group functions that use the open architecture platform. We continue to invest in our machine learning operations capabilities to build AI and machine learning models of scale. Our aim is to embed analytics and AI within the culture of our organisation. In line with this, we are looking to design and develop tailored training for all our employees across all levels, locations and functions, along with adoption programmes to help our employees make use of analytics and AI in their daily work life. To facilitate these programmes, we are setting up an AI lab to foster innovation and creativity internally, while also attracting external talent and ideas. The lab will help us try out new capabilities that we can then grow and use at scale across the organisation. Through these initiatives, we plan to deliver at least two high-value analytics and AI use cases per strategic pillar this year for use in our markets.

Innovation in AI is also being undertaken at our Joint Ventures. For example, by utilising AI technology, CPL has shortened the underwriting of non-standard cases from three days to one and a half hours. Meanwhile, the claims payment turnaround has shortened from 1.29 days in 2022 to 0.45 days in 2023.

Enabler#2: Engaged people and high-performance culture

An engaged workforce is critical to the delivery of our strategy and we are working with our people to create a culture that is customer led and performance-driven.

We aim to create an environment that allows our people to thrive, connect, grow, and succeed. We will focus on the following priorities to deliver this:

-   Promote values-based leadership and aligned reward structure to help build a culture that is customer-led and performance-driven;
-   Build strategic capabilities through targeted talent acquisition and internal talent development, particularly within the areas of customer, distribution, health and technology;
-   Develop a robust internal talent pipeline through succession planning, facilitating mobility and focused development plans, in tandem with efforts to accelerate development of female leaders; and
-   Standardise, simplify, and digitalise end-to-end people processes to enhance the employee experience.

By focusing on these priorities, we aim to create a better workplace experience as we make the required shifts across the organisation to achieve our strategy.

The PruWay (our values) was co-created with our employees and launched in September 2023 following the launch of our Strategy and Purpose. Progress has been made in activating the PruWay and engaging the organisation on our values and desired behaviours. By engaging with the Group's senior leaders in a series of workshops and with the wider workforce through the Group Executive Committee (GEC), we have started the process of internalising and translating a set of value statements into day-to-day actions. We call these PruSteps. The Group's senior leaders will be involved in embedding the PruWay deeper into the organisation through workshops that will touch all employees in 2024.

To drive a high-performance culture, a refreshed performance and pay model will be implemented in 2024. The emphasis will be to align personal and team goals to our strategy and the PruWay. This is to ensure we establish an environment where highly engaged employees consistently demonstrate behaviour and practice our values. To do this, we will communicate the value proposition on what a high-performance culture means and build our capability to uplift the strength of our workforce through meaningful and effective development conversations.

To build a robust talent pipeline we are in the process of implementing a consistent succession planning and talent development process to enhance the robustness and sustainability of our leadership bench strength.

Through these measures we seek to improve the engagement of all our employees with an ambition to have top-quartile employee engagement by 2027.

Enabler#3: Wealth and investments capabilities

Wealth and Investment is a key enabler to help us deliver on our purpose.

We plan to enhance our wealth and investment capabilities by leveraging Eastspring and our investment office as well as providing distribution support to our top agents to better serve our wealth customers.

We are committed to product innovation to enable us to offer a wide variety of customised wealth solutions that meet our customers' needs for wealth appreciation, wealth protection, wealth succession and retirement, and to provide our distribution teams with the tools and training they need to serve our wealth customers better.

The cornerstone of helping customers meet their financial goals is the delivery of positive investment performance and the creation of appropriate delivery mechanisms to achieve this. Consideration of asset allocations, mandates and selection of investment managers for Prudential insurance policies sits with the life companies, overseen by the Group Investment Officer. Eastspring's specific investment skills and track record in certain asset classes along with its investment wrapper design capabilities are being harnessed alongside third-party capabilities.

We are formulating a series of wealth management products that can be used by advisors to create investment outcomes that can adapt and meet their customer needs overtime. These may include a combination of passive and active investment strategies. The packaging of these strategies into discretionary fund management options provides the client with the potential to invest in a spectrum of asset management styles over their lifetimes and as their financial circumstances change.

Eastspring has focused on developing its human resources both in terms of human capital and internal performance benchmarking. A CIO has been appointed in February 2024, who will be responsible for the day to day management of the investment teams. A new head of distribution was also appointed in February 2024.

Eastspring is supporting the training and development needs of our Prudential Financial Advisers (PFA) distribution force, a force of over 500 financial advisors who offer a more holistic suite of products outside of our core Prudential insurance offerings. Already, products from seven general insurance and two life firms are included in the range, broadening the suite of products for legacy planning for high-net-worth individuals and retirement plans to meet the needs of a rapidly ageing population. The range is expected to expand further in 2024 and a thousand additional advisors are planned to be added to PFA in due course.

We continue to strengthen our wealth team and are enhancing our go-to-market investment updates for customers and distribution teams. We see opportunities to better meet our customers needs for wealth accumulation, wealth protection, wealth succession and retirement. Through high-performance investment teams we will seek to drive continual improvement in customer outcomes across the wealth life-cycle.

Implementing our Organisational Model
Changes to our organisational model are being made to enable us to deliver consistent performance across the Group and to prioritise value creation when deploying capital across our markets.

These changes include the complementing of existing teams and structures with additional skills and capabilities through the sourcing of selected new talent, reskilling existing talent and changing reporting and responsibilities across teams.

We believe our new organisational model, together with our commitment to invest in building out our capabilities further, will harness economies of scale and generate value for all our stakeholders.

By implementing changes to our organisational model and by combining the technology platform changes we are making, including the roll-out of best practices across our markets, we are confident we can deliver a consistently high level of service to our customers and our partners over the long term.

Outlook
We delivered an excellent financial and operational performance in 2023 and deployed increased levels of capital in new business, enhancing core capabilities and expanding distribution. Sales growth has continued in the first two months of 2024. Given the relentless execution focus in implementing our strategy, we are increasingly confident in achieving our 2027 financial and strategic objectives and in accelerating value creation for our shareholders.

Notes
1.      Source: Kantar survey.
2.      Source: United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
3.      Source: Swiss Re forecast (July 2023).
4.      As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).
5.      Source: Based on FY2022 data from local regulators, industry associations and Prudential' internal data. Estimates are based on market intelligence, if data is not publicly available.
6.      Source: As reported at full year 2023. Sources include local regulators, asset management association, investment data providers and research companies (e.g. Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
7.      The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.
8.      See note A1 to the IFRS financial statements for more detail on our exchange rate presentation.
9.      Business units equate to legal entities.

Financial review

Strong and diversified financial performance

Prudential delivered a strong 2023 financial performance. This highlights the value of our diversification across geography and by distribution channel. We introduced two new financial objectives as an integral part of the Group's strategy update. In 2023 we made good progress towards our 2027 new business profit objective and are on track with our related 2027 objective for operating free surplus generated from in-force insurance and asset management business. 2023 also saw higher EEV operating profit and shareholders' equity, as well as higher Group adjusted operating profit following CSM growth.

2023 saw an improvement in economic performance of the countries in which we operate. There was still volatility although this reduced over the course of the year. Government bond yields in many of our Asian markets reduced while the US 10-year yield closed the year relatively stable at 3.9 per cent. Equity market performance varied considerably, with the S&P 500 index increasing by 24 per cent, the MSCI Asia excluding Japan equity index by 4 per cent, while the Hang Seng index fell by 14 per cent.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definition of performance metrics' section later in this document.

New business profit was up 45 per cent to $3,125 million, led by Hong Kong, with a double-digit growth in 12 of our 22 markets following the removal of all pandemic-related restrictions, in particular the reopening of the border between Hong Kong and the Chinese Mainland and consequential rebound of APE sales. Further, we saw a 34 per cent increase in the new business profit for health and protection products contributing to 40 per cent of our new business profit, while the new business profit for savings product grew by 54 per cent. This was underpinned by a 37 per cent growth in APE sales, which, in absolute terms, exceeded the pre-pandemic level of 2019. Excluding the effects of interest rates and other economic changes, given our active EEV reporting basis, new business profit increased by 47 per cent.

Group EEV operating profit increased by 17 per cent to $4,546 million, largely due to higher new business profits from insurance business, an increase in the profit from Eastspring, our asset management business, and a reduction in central costs. The operating return on embedded value was 10 per cent compared with 9 per cent in 2022. After allowing for the payment of the external dividend and economic effects, such as changes in interest rates, and currency movements, the Group's embedded value at 31 December 2023 was $45.3 billion (31 December 2022: $42.2 billion on an actual exchange rate basis), equivalent to 1,643 cents per share (31 December 2022: 1,534 cents per share on an actual exchange rate basis). The operating free surplus generated from in-force insurance and asset management business during the period was $2,740 million, broadly flat when compared to prior year. Investment in new business of $(733) million (2022: $(552) million) reflected higher APE sales and business mix effects. As a result total operating free surplus generated from life and asset management business reduced to $2,007 million (2022: $2,173 million).

The Group implemented IFRS 17, the new accounting standard for insurance contracts in 2023 with comparatives restated accordingly. In line with the preliminary guidance provided with the Group's 2022 results (on an actual exchange rates basis), the Group shareholders' equity at 1 January 2022, the date of transition, increased by $1.8 billion to $18.9 billion and 2022 full year adjusted operating profit fell by $653 million to $2,722 million. The full year 2022 saw a loss after tax of $(997) million on an IFRS 17 basis. While IFRS 17 is an important accounting change, resulting in changes to the timing of profit recognition compared with the previous IFRS 4 approach, it does not change the total level of profit generated. As a result, it does not change the underlying economics of our business. Our embedded value framework, which is linked to the Group's regulatory position and consequently future capital generation, is in our view more representative of shareholder value. The Group also implemented IFRS 9 Financial Instruments from 1 January 2023, with no material impact on the Group's financial statements. Further details on the transition to IFRS 17 and IFRS 9 are included in the IFRS financial results.

Group IFRS adjusted operating profit was $2,893 million, up 8 per cent in 2023, largely as a result of lower central costs and higher profits from Eastspring, our asset management business. The Group's total IFRS profit after tax for the period was $1,712 million, an improvement on the 2022 loss after tax of $(1,005) million on a constant exchange rate basis (loss of $(997) million on an actual exchange rate basis). The swing in result largely reflects changes in short-term fluctuations in interest rates. There was a modest decrease in interest rates in 2023 compared with interest rates increasing significantly in 2022.

Adjusted shareholders' equity increased to $37.3 billion (31 December 2022: $35.2 billion on an actual exchange rate basis), equivalent to 1,356 cents per share (31 December 2022: 1,280 cents per share on an actual exchange rate basis), driven by an increase in IFRS shareholders' equity (up 7 per cent) and an increase in the Contractual Service Margin (CSM) (up 5 per cent). The CSM benefited from the contribution from new business and unwind. Using a longer-term normalised return for Variable Fee Approach (VFA) business, the unwind and new business contribution would have exceeded the release in the period by $1.7 billion, equivalent to a net increase of 9 per cent in the CSM compared with the start of year position.

Our Group's regulatory capital position, free surplus and central liquidity positions remain robust. The Group's leverage remains near the bottom of our target range at 20 per cent, estimated on a Moody's basis.

The Group capital adequacy requirements are aligned with the established EEV and free surplus framework by comparing the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR). At 31 December 2023, the estimated shareholder surplus above the GPCR was $16.1 billion (31 December 2022: $15.6 billion on an actual exchange rates basis) and cover ratio 295 per cent (31 December 2022: 307 per cent before allowing for the debt redemption in January 2023 and 302 per cent after the redemption).

Supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead. In 2023, we have allocated capital to investing in higher new business at attractive rates of return, in developing our customer, distribution, health and technology capabilities and we intend to deploy $1billion as part of our updated strategy. In line with our capital allocation priorities (as set out in the Capital Management section below) excess capital, if and when it emerges, would be returned to shareholders.

The Group's dividend policy is unchanged and described later in this report. Recognising the strong conviction we have in the Group's strategy, when determining the annual dividend we look through the investments in new business and investments in capabilities. The Board has approved a second interim dividend of 14.21cents per share (2022: 13.04 cents per share up 9 per cent). When this is combined with the first interim dividend the Group's total 2023 dividend is 20.47 cents per share (2022: 18.78 cents per share), an increase of 9 per cent. The Board intends to maintain this approach, and continues to expect the 2024 annual dividend to grow in the range 7 - 9 per cent.

The Group is carrying out a number of actions to support the development of liquidity in the trading of its shares on the Hong Kong Stock Exchange, following its capital raise in 2021. In 2024, the Group is actively exploring the use of scrip dividends, including issuance only on the Hong Kong line and the dilutive effect being neutralised by a share buy back on the London line.

The Group executed a $41 million share repurchase programme in January 2024 to neutralise the 2023 Employee and agent share scheme issuance. It intends to make further repurchases in the future to offset the expected dilution from the vesting of awards under employee and agent share schemes.

We believe that the Group's performance during the year positions us well, as we implement the new strategy, to meet our financial objectives to grow new business profit and consequently in-force insurance and asset management operating free surplus generated, as detailed in the strategic and operating review.

IFRS profit
	Actual exchange rate			Constant exchange rate
	2023 $m	2022 $m	Change %	2022 $m	Change %

CPL	368	271	36	258	43
Hong Kong	1,013	1,162	(13)	1,162	(13)
Indonesia	221	205	8	200	11
Malaysia	305	340	(10)	329	(7)
Singapore	584	570	2	585	-
Growth markets and other	746	728	2	715	4
Insurance business	3,237	3,276	(1)	3,249	-
Asset management	280	260	8	255	10
Total segment profit	3,517	3,536	(1)	3,504	-
Other income and expenditure:
Investment return and other items	(21)	(44)	52	(44)	52
Interest payable on core structural borrowings	(172)	(200)	14	(200)	14
Corporate expenditure	(230)	(276)	17	(277)	17
Other income and expenditure	(423)	(520)	19	(521)	19
Restructuring and IFRS 17 implementation costs	(201)	(294)	32	(293)	31
Adjusted operating profit	2,893	2,722	6	2,690	8
Non-operating items:
Short-term fluctuations in investment returns	(774)	(3,420)	77	(3,404)	77
(Loss) gain attaching to corporate transactions	(22)	55	n/a	55	n/a
Profit (loss) before tax attributable to shareholders	2,097	(643)	n/a	(659)	n/a
Tax charge attributable to shareholders' returns	(385)	(354)	(9)	(346)	(11)
Profit (loss) for the year	1,712	(997)	n/a	(1,005)	n/a

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	2023 cents	2022 cents	Change %	2022 cents	Change %
Based on adjusted operating profit, net of tax and non-controlling interest	89.0¢	79.4¢	12	78.5¢	13
Based on profit (loss) for the year, net of non-controlling interest	62.1¢	(36.8¢)	n/a	(37.0¢)	n/a

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group IFRS adjusted operating profit was $2,893 million, up by 8 per cent, largely reflecting a 10 per cent increase in profit generated by Eastspring, our asset management business, and lower central costs. Adjusted operating profit for insurance business was at similar levels of 2022, with economic movements in 2022 reducing the level of longer-term net investment result (which is based on opening asset values), largely offset by a higher insurance service result.

Detailed discussion of IFRS financial performance by segment, including the detailed analysis of asset management business is presented in the section on 'Performance by market'.

Insurance business analysis of operating profit drivers
The table below sets out the key drivers of the Group's adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate
	2023 $m	2022 $m	Change %	2022 $m	Change %
Adjusted release of CSM 1	2,205	2,265	(3)	2,242	(2)
Release of risk adjustment	218	179	22	178	22
Experience variances	(118)	(66)	(79)	(62)	(90)
Other insurance service result	(109)	(204)	47	(195)	44
Adjusted insurance service result	2,196	2,174	1	2,163	2
Net investment result on longer-term basis	1,241	1,290	(4)	1,271	(2)
Other insurance income and expenditure	(122)	(98)	(24)	(100)	(22)
Share of related tax charges from joint ventures and associates	(78)	(90)	13	(85)	8
Insurance business	3,237	3,276	(1)	3,249	-

The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release1 in FY2023 of $2,205 million (2022: $2,242 million) equates to an annualised release rate of circa 9.5 per cent, broadly similar to the release rate seen in 2022 and broadly consistent with the 2023 release expected as at the end of 2022.

The release of the risk adjustment of $218 million (2022: $178 million) represents the expiry of non-market risk in the period. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.

Experience variances of $(118) million (2022: $(62) million) comprise largely of claims and expense variances (those impacting past or current service rather than future service which is reflected in CSM). A small element of the elevated expenses reflects the investment in our strategic pillars consistent with our Strategy.

The other insurance service result of $(109) million (2022: $(195) million) largely reflects losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. It does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time. The losses in 2022 were largely as a result of adverse economic conditions which have stabilised in 2023.

The net investment result of $1,241 million (2022: $1,271 million) largely reflects the long-term return on assets backing equity and capital and long-term spreads on business not accounted for under the variable fee approach. The long-term rates are applied to the opening value of assets and so falls in asset values over 2022, following the adverse market movements in 2022 saw this source of income reduce in 2023. Growth in the General Measurement Model asset base from new business in recent periods and renewal premiums offset some of this reduction.

Other income and expenditure of $(122) million (2022: $(100) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.

Movement in Contractual Service Margin
The CSM balance represents a discounted stock of unearned profit which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will therefore be an important factor in building the CSM and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future. The objectives announced in August for EEV new business profit growth will act to support such CSM growth. As we grow new business profit, in line with our recently announced financial objectives, we would expect this to generate growth of the CSM and hence lead to adjusted operating profit growth over time.

The table below sets out the movement of CSM over the period.

Contractual Service Margin Net of reinsurance

2023 $m
Net Opening Balance at 1 Jan	19,989
New contracts in the year	2,348
Unwind*	1,563
Balance before variances, effect of foreign exchange and CSM release	23,900
Economic and other variances	(619)
CSM balance before release	23,281
Release of CSM to income statement	(2,208)
Effect of movements in exchange rates	(61)
Net balance at the end of the period	21,012

*The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.2 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.2 to the IFRS financial results by reallocating $1,303 million from economic and other variances to unwind.

Profitable new business in 2023 grew the CSM by $2,348 million which combined with the unwind of the CSM balance shown in the table above of $1,563 million, increased the CSM by $3,911 million. This increase exceeded the release of the CSM to the income statement in the period of $(2,208) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short term market effects of business accounted for under the variable fee approach. In 2023 'economic and other variances' includes $117 million for new riders added to existing base savings contracts. The incremental value from such sales is not included within the new business contribution to CSM because our IFRS17 approach considers insurance contracts as a whole. In contrast, EEV will include this amount as new business. The remainder of the variance includes the effects of the operating variances and assumption changes on future profits and the impact of a reduction in interest rates and changes in equity indices. Movements in exchange rates had a negative impact of $(61) million on the closing CSM. Overall the CSM grew by 5 per cent, or 9 per cent excluding the effect of economic and other variances and exchange rates.

Other income and expenditure
Central costs (before restructuring and IFRS 17 implementation costs) were 19 per cent lower in 2023 as compared to the prior year, reflecting the benefit of the targeted reduction of head office costs and the redemption of a senior debt instrument in January 2023. Interest payable on core structural borrowings reduced by $28 million in 2023 compared with the prior year. Total head office expenditure was $(230) million (2022: ($277) million). Net investment return and other items improved by $23 million from increased investment returns on Group Treasury following the increase in interest rates.

Restructuring costs of $(201) million (2022: $(293) million) reflect the Group's project to implement and embed IFRS 17, and one-off costs associated with regulatory and other initiatives in our business. IFRS 17 costs are expected to decrease but in 2024 will be replaced by investment to enhance Eastspring's operating model and improve our back office efficiency and scalability. From the end of 2024, restructuring costs are expected to revert over time to the lower levels typically incurred historically.

IFRS basis non-operating items
Non-operating items in the year consist of negative short-term fluctuations in investment returns of $(774) million (2022: $(3,404) million) and $(22) million of costs associated with corporate transactions (2022: gain of $55 million).

These short-term fluctuations principally arise from our business in the Chinese Mainland reflecting negative equity returns as well as the impact from lower interest rates on the discount rate for General Measurement Model (GMM) best estimate insurance liabilities.

IFRS effective tax rates
In 2023, the effective tax rate on adjusted operating profit was 15 per cent (2022: 20 per cent). The decrease from the 2022 effective tax rate primarily reflects the recognition of a deferred tax asset in relation to historical tax losses, due to an increase in forecast taxable profit in the UK tax group, together with a reduction from 2022 to 2023 in head office costs for which no tax credit is recognised.

The effective tax rate on total IFRS profit in 2023 was 18 per cent (2022: negative 55 per cent), reflecting a reduction in the level of investment losses on which no tax credit is recognised.

During 2023, jurisdictions around the world, including some relevant to Prudential, commenced implementation of the OECD global minimum tax rules. For those jurisdictions where the rules will apply to Prudential for the 2024 financial period, management's assessment is that the new tax rules (which involve comparing a jurisdiction's effective tax rate to the global minimum effective tax rate of 15 per cent) are not expected to have a material impact on the IFRS tax charge for 2024. From 2025 onwards, the new tax rules are expected to be effective in Hong Kong (where Prudential plc is now tax resident), at which point the new rules will apply to the whole Prudential group. Management continues to assess the likely impact on the 2025 and subsequent financial periods and guidance on the potential impact will be provided in due course.

Total tax contributions
The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $969 million remitted to tax authorities in 2023, slightly lower than the equivalent amount of $1,009 million remitted in 2022 (on an actual exchange rate basis).

Tax strategy
The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures which provide insight into the Group's tax contributions. An updated version of the tax strategy, including 2023 data, will be available on the Group's website before 31 May 2024.

Shareholders' equity
Group IFRS shareholders' equity
	2023 $m	2022 $m
Profit /(loss) for the year	1,712	(997)
Less non-controlling interest	11	10
Profit (loss) after tax for the year attributable to shareholders	1,701	(1,007)
Exchange movements, net of related tax	(124)	(603)
External dividends	(533)	(474)
Other movements	48	(121)
Net increase/(decrease) in shareholders' equity	1,092	(2,205)
Shareholders' equity at beginning of the year		-
As previously reported	16,731	17,088
Effect of initial application of IFRS 17 & IFRS 9, net of tax	-	1,848
Shareholders' equity at end of the year	17,823	16,731
Shareholders' value per share 3	647¢	608¢

Adjusted shareholders equity 3	37,346	35,211

Group IFRS shareholders' equity increased from $16.7 billion at the start of 2023 (after allowing for the effects of IFRS 17 and IFRS 9) to $17.8 billion at 31 December 2023. This largely reflects profit generated during the period, offset by dividend payments of $(0.5) billion, and exchange movements of $(0.1) billion.

In 2023, the Group completed the disposal of its remaining interest in Jackson, the Group's former US business, for cash of $273 million. This gave rise to a gain of $8 million compared to the carrying value of this interest at 31 December 2022 that is included in other movements. Following the adoption of IFRS 9, the income statement is unaffected by this transaction.

The IFRS adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and CSM, net of tax. Group's IFRS adjusted equity increased to $37.3 billion at 31 December 2023 (31 December 2022: $35.2 billion) reflecting increases in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

EEV basis results

EEV financial results
	Actual exchange rate			Constant exchange rate
	2023 $m	2022 $m	Change %	2022 $m	Change %
New business profit	3,125	2,184	43	2,149	45
Profit from in-force business	1,779	2,358	(25)	2,345	(24)
Operating profit from insurance business	4,904	4,542	8	4,494	9
Asset management	254	234	9	230	10
Other income and expenditure	(612)	(824)	26	(823)	26
Operating profit for the year	4,546	3,952	15	3,901	17
Non-operating results	(834)	(7,523)	89	(7,530)	89
Profit (loss) for the year	3,712	(3,571)	n/a	(3,629)	n/a
External dividends	(533)	(474)
Foreign exchange movements	(134)	(1,195)
Other movements	21	(160)
Net increase (decrease) in EEV shareholders' equity	3,066	(5,400)
EEV shareholders' equity at 1 Jan after effect of HKRBC	42,184	47,584
EEV shareholders' equity at end of year	45,250	42,184
% New business profit/average EEV shareholders' equity for insurance business operations*	8%	5%
% Operating profit/average EEV shareholders' equity	10%	9%

* Excluding goodwill attributable to equity holders

EEV shareholders' equity	31 Dec 2023 $m	31 Dec 2022 $m
Represented by:
CPL	3,038	3,259
Hong Kong	17,702	16,576
Indonesia	1,509	1,833
Malaysia	3,709	3,695
Singapore	7,896	6,806
Growth markets and other	7,674	6,688
Embedded value from insurance business excluding goodwill	41,528	38,857
Asset management and other excluding goodwill	2,955	2,565
Goodwill attributable to equity holders	767	762
Group EEV shareholders' equity	45,250	42,184
EEV shareholders' equity per share	1,643¢	1,534¢

APE new business sales (APE sales) and EEV new business profit

	Actual exchange rate						Constant exchange rate
	2023 $m		2022 $m		Change %		2022 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL	534	222	884	387	(40)	(43)	840	368	(36)	(40)
Hong Kong	1,966	1,411	522	384	277	267	523	384	276	267
Indonesia	277	142	247	125	12	14	240	122	15	16
Malaysia	384	167	359	159	7	5	347	154	11	8
Singapore	787	484	770	499	2	(3)	791	512	(1)	(5)
Growth markets and other	1,928	699	1,611	630	20	11	1,546	609	25	15
Total	5,876	3,125	4,393	2,184	34	43	4,287	2,149	37	45
Total new business margin		53%		50%				50%

Group EEV operating profit increased by 17 per cent to $4,546 million, reflecting a 9 per cent increase in the operating profit for the insurance business, largely reflecting higher new business profit, a 10 per cent increase in the operating profit for the asset management business and an improvement in central costs. The operating return on average embedded value was 10 per cent (2022: 9 per cent).

The operating profit from the insurance business increased to $4,904 million, largely reflecting a 45 per cent increase in new business profit to $3,125 million following growth in APE sales, partly offset by a (24) per cent fall in profit from in-force business to $1,779 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was lower at $2,122 million (2022: $2,531 million), reflecting a lower opening balance to which the expected return is applied, as a result of economic movements in 2022. Operating assumption changes and experience variances were negative $(343) million on a net basis compared with $(186) million in 2022. This reflects short-term industry-wide increases in lapses in Vietnam, following negative consumer sentiment in the wider industry, along with unfavourable morbidity experience on some medical reimbursement products following the removal of Covid-19 restrictions. We have also continued to invest in our strategic capabilities.

The non-operating loss of $(834) million (2022: loss of $(7,530) million) is largely driven by the combined impact of negative equity returns in Chinese Mainland and Hong Kong, with interest rate falls and narrowing credit spreads in many of our markets in the year. These effects were more muted than in the prior year.

Overall, EEV shareholders' equity increased to $45.3 billion at 31 December 2023 (31 December 2022: $42.2 billion). Of this, $41.5 billion (31 December 2022: $38.9 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 31 December 2023 was circa $9.3 billion, which compares with a publicly reported embedded value of circa $4.6 billion at 30 September 2023.

EEV shareholders' equity on a per share basis at 31 December 2023 was 1,643 cents (31 December 2022: 1,534 cents).

Greater China presence
Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding CPL), Hong Kong (together with its branch in Macau) and Taiwan.

The table below demonstrates the proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*		New business profit
	2023 $m	2022 $m	2023 $m	2022 $m
Total Greater China†	12,859	13,103	1,870	912
Total Group†	26,221	27,783	3,125	2,184

Percentage of total	49%	47%	60%	42%
Comparatives stated on a AER basis

*      The gross earned premium includes the Group's share of amounts earned from joint ventures and associates as disclosed in note II (vi) of the Additional financial information.
†     Total Greater China represents the amount contributed by the insurance businesses in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all insurance business joint ventures and associates.

Capital management
We aim to invest capital to write new business that generates three times the amount invested, at internal rates of return above 25 per cent with less than four-year payback periods. Our ability to invest at attractive returns will drive our capital allocation priorities which are as follows:

-   We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience;
-   Otherwise, our priority for allocating capital will be re-investing in new business. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns;
-   Our next priority is investing around $1 billion in core capabilities, primarily in the areas of Customer, Distribution, Health and Technology;
-   Our dividend policy remains linked to net operating free surplus generation which is calculated after investment in new business and capability investment;
-   We will invest in inorganic opportunities where there is good strategic fit; and
-   All investment decisions will be made against the alternative of returning surplus capital to shareholders but given the abundance of organic and inorganic opportunities ahead of us, we are confident that in the near-term we will be reinvesting capital at attractive returns.

To generate capital to allocate to these priorities we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. Based on the economic and other assumptions and methodology that underpinned our EEV reporting at the end of 2023, we expect to transfer over $9 billion by end of 2027 from VIF and required capital to operating free surplus generated from our in-force insurance business at the end of 2023. This is before allowing for the incremental effect of new business and any return on the underlying assets backing that surplus. We will drive improved emergence of free surplus by managing claims, expense and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders including dividends.

Group free surplus generation
Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis.

Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in the EEV financial results.
Analysis of movement in Group free surplus
	Actual exchange rate			Constant exchange rate
	2023 $m	2022 $m	Change %	2022 $m	Change %
Expected transfer from in-force business and return on existing free surplus	2,869	2,753	4	2,711	6
Changes in operating assumptions and experience variances	(383)	(227)	(69)	(216)	(77)
Operating free surplus generated from in-force insurance business	2,486	2,526	(2)	2,495	-
Asset management	254	234	9	230	10
Operating free surplus generated from in-force insurance and asset management business	2,740	2,760	(1)	2,725	1
Investment in new business	(733)	(567)	(29)	(552)	(33)
Operating free surplus generated from insurance and asset management business	2,007	2,193	(8)	2,173	(8)
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(172)	(200)	14	(200)	14
Corporate expenditure	(230)	(276)	17	(277)	17
Other items and eliminations	(18)	(66)	73	(66)	73
Restructuring and IFRS 17 implementation costs (net of tax)	(192)	(277)	31	(275)	30
Net Group operating free surplus generated	1,395	1,374	2	1,355	3
Non-operating and other movements, including foreign exchange	(206)	(2,371)
External cash dividends	(533)	(474)
Increase (decrease) in Group free surplus before net subordinated debt redemption	656	(1,471)
Net subordinated debt redemption	(421)	(1,699)
Increase (decrease) in Group free surplus before amounts attributable to non-controlling interests	235	(3,170)
Change in amounts attributable to non-controlling interests	(9)	(10)
Free surplus at beginning of year	12,229	15,409
Free surplus at end of year	12,455	12,229
Free surplus at end of year excluding distribution rights and other intangibles	8,518	8,390

Operating free surplus generated from in-force insurance and asset management business was broadly flat at $2,740 million when compared with the prior year. The cost of investment in new business increased by 33 per cent to $(733) million largely reflecting the increase in APE sales of 37 per cent. As a consequence, the Group generated an operating free surplus from insurance and asset management operations before restructuring costs of $2,007 million, down (8) per cent compared to 2022.

After allowing for lower central costs and restructuring and IFRS 17 costs, total Group free surplus generation was up 3 per cent to $1,395 million.

After allowing for short-term market and currency losses, the redemption of debt (which is treated as capital for free surplus purposes), and the external dividend payment, free surplus at 31 December 2023 was $12.5 billion as compared to $12.2 billion at the start of the year. Excluding distribution rights and other intangibles, free surplus was $8.5 billion (31 December 2022: $8.4 billion).

Dividend
Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

Recognising the strong conviction we have in the Group's new strategy, the Board indicated alongside the strategy update in August 2023, that when determining the annual dividend, it intended to look through the investments in new business and investments in capabilities, and expected the annual dividend to grow in the range 7 - 9 per cent per annum over 2023 and 2024.

The Board has applied this approach to determining the 2023 second interim cash dividend, and has approved a 2023 second interim cash dividend of 14.21 cents per share (2022: 13.04 cents per share). Combined with the first interim cash dividend of 6.26 cents per share (2022: 5.74 cents per share), the Group's total 2023 cash dividend is 20.47 cents per share (2022: 18.78 cents per share), an increase of 9 per cent.

The Board intends to maintain this approach, and continues to expect the 2024 annual dividend to grow in the range 7 - 9 per cent.

Group capital position
The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority ('HKIA') to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2023			31 Dec 2022
	Shareholder	Policyholder*	Total†	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	24.3	14.3	38.6	23.2	12.6	35.8
of which: Tier 1 capital resources ($bn)	17.1	1.2	18.3	15.9	1.5	17.4

Group Minimum Capital Requirement ($bn)	4.8	1.1	5.9	4.4	0.9	5.3
Group Prescribed Capital Requirement ($bn)	8.2	11.4	19.6	7.6	10.1	17.7

GWS capital surplus over GPCR ($bn)	16.1	2.9	19.0	15.6	2.5	18.1
GWS coverage ratio over GPCR (%)	295%		197%	307%		202%

GWS Tier 1 surplus over GMCR ($bn)			12.4			12.1
GWS Tier 1 coverage ratio over GMCR (%)			313%			328%
*      This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.
†     The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 capital coverage ratio.

As at 31 December 2023, the estimated shareholder GWS capital surplus over the GPCR is $16.1 billion (31 December 2022: $15.6 billion), representing a coverage ratio of 295 per cent (31 December 2022: 307 per cent) and the estimated total GWS capital surplus over the GPCR is $19.0 billion (31 December 2022: $18.1 billion) representing a coverage ratio of 197 per cent (31 December 2022: 202 per cent). During January 2023 the Group redeemed $0.4 billion of senior debt equivalent to a reduction of 5 percentage points to the shareholders' GWS coverage ratio over GPCR measured at 31 December 2022 and a 2 percentage points reduction to total GWS coverage ratio over GPCR measured at the same date.

Operating capital generation in 2023 was $1.4 billion after allowing for central costs and the investment in new business. This was offset by the payment of external dividends of $(0.5) billion.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

Financing and liquidity
The Group manages its leverage on a Moody's total leverage basis, which takes into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. The Group's leverage target is to be between 20 and 25 per cent on a Moody's total leverage basis over the medium term. Moody's have not finalised how they will calculate leverage under IFRS 17 but are consulting on a proposal to consider up to 50 per cent of any company's CSM as equity. This has yet to be incorporated into Moody's formal methodology and hence has not been incorporated into the Group's target above. At 31 December 2023, we estimate that our Moody's total leverage was 20 per cent2 (31 December 2022: 21 per cent2, before allowing for the £300 million senior bonds redeemed in January 2023). This would reduce to circa 14 per cent (31 December 2022: 15 per cent, before allowing for the £300 million senior bonds redeemed in January 2023) if a 50 per cent equity credit for the CSM was provided.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2023 $m			31 Dec 2022 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	3,933	(274)	3,659	4,261	(427)	3,834
Less: holding company cash and short-term investments	(3,516)	-	(3,516)	(3,057)	-	(3,057)
Net core structural borrowings of shareholder-financed businesses	417	(274)	143	1,204	(427)	777
Moody's total leverage	20%			21%

The total borrowings of the shareholder-financed businesses were $3.9 billion at 31 December 2023 (31 December 2022: $4.3 billion). The Group had central cash resources of $(3.5) billion at 31 December 2023 (31 December 2022: $(3.1) billion), resulting in net core structural borrowings of the shareholder-financed businesses of $0.4 billion at end of 31 December 2023  (31 December 2022: $1.2 billion). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2023.

On 20 January 2023 the Group redeemed £300 million ($371 million) senior bonds as they reached their maturity, and on 10 July 2023 the Group redeemed a €20m ($22 million) medium-term note as it fell due on 10 July 2023. In addition, the Group has a $750 million perpetual note that reached its first call date in January 2023 at which time the Group's management elected not to call it. We retain the right to call this security at par on a quarterly basis hereafter. The Group's remaining securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

On 2 March 2023 the Group's parent company, Prudential plc, transferred all of its borrowings to a wholly-owned indirect subsidiary, Prudential Funding (Asia) plc. Prudential plc has provided a guarantee to holders of the debt instruments in the event of default by Prudential Funding (Asia) plc. Other terms of the borrowings, and the value recognised by the Group, were unchanged by this transfer.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $699 million in issue at 31 December 2023 (31 December 2022: $501 million).

As at 31 December 2023, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2023. The Group has reviewed its requirements for committed facilities and after the balance sheet date on15 February 2024, the Group renewed its undrawn committed facilities for a total of $1.6 billion expiring 2029.

Cash remittances
The definition of holding company cash and short-term investments was updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. The inclusion of amounts previously managed on a regional basis increased the holding company cash and short-term investment by $0.9 billion at 31 December 2022.

Holding company cash flow
	Actual exchange rate
	2023 $m	2022 $m	Change %
Net cash remitted by businesses units	1,611	1,304	24
Net interest paid	(51)	(204)	75
Corporate expenditure	(271)	(232)	(17)
Centrally funded recurring bancassurance fees	(182)	(220)	17
Total central outflows	(504)	(656)	23
Holding company cash flow before dividends and other movements	1,107	648	71
Dividends paid	(533)	(474)	(12)
Operating holding company cash flow after dividends but before other movements	574	174	230
Other movements
Issuance and redemption of debt	(393)	(1,729)	77
Other corporate activities	226	248	(9)
Total other movements	(167)	(1,481)	89
Net movement in holding company cash flow	407	(1,307)	n/a
Cash and short-term investments at the beginning of the year	3,057	3,572
Foreign exchange and other movements	52	(113)
Inclusion of amounts at 31 Dec from additional centrally managed entities	-	905
Cash and short-term investments at the end of the year	3,516	3,057

Remittances from our businesses were $1,611 million (2022: $1,304 million).The remittances are net of cash advanced to CPL, our joint venture business in the Chinese Mainland, of $176 million in anticipation of a future capital injection, as previously announced in December 2023. Remittances were used to meet central outflows of $(504) million (2022: $(656) million) and to pay dividends of $(533) million (2022: $(474) million).

Central outflows include net interest paid of $(51) million (2022: $(204) million), which is net of interest and similar income earned on central cash balances in 2023, largely on balances brought into the updated definition of holding company cash and short-term investments at the end of 2022. In addition, lower interest payments were made on core structural borrowings in 2023 as compared with the prior year.

Cash outflows for corporate expenditure of $(271) million (2022: $(232) million) include cash outflows for restructuring costs.

Other cash flow movements included net receipts from other corporate activities of $226 million (2022: $248 million) comprising largely of proceeds received from the sale of our remaining shares in Jackson Financial Inc. as well as dividend receipts. In 2023, the Group redeemed senior bonds as they reached their maturity at a cost of $393 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
(1)  Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(3) million (2022: $23 million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(2)  Calculated with no adjustment for the value of contractual service margin in equity and with 50 per cent of the with-profits estate treated as equity.
(3)  See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.

Segment Discussion

Delivering through our multi-market growth engines
The following commentary provides an overview of each of the Group's segments, together with a discussion of their 2023 financial performance.

As in previous years, we discuss our performance on a constant currency basis, unless stated otherwise. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definition of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Chinese Mainland - CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
APE sales ($m)	534	884	(40)%	840	(36)%
New business profit ($m)	222	387	(43)%	368	(40)%
New business margin (%)	42	44	(2)ppts	44	(2)ppts
Adjusted operating profit ($m)	368	271	36%	258	43%
IFRS (loss) after tax ($m)	(577)	(345)	(67)%	(328)	(76)%

Amounts included in the table above represents the Group's 50 per cent share.

Prudential's life business in the Chinese Mainland, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL benefits from the strong brands of both shareholders with a truly multi-distribution platform offering a diverse set of products to meet customers' needs.

CPL is an established franchise with an extensive footprint across 23 branches covering 102 cities. CPL is focused on the affluent and advanced affluent segments of the market where personal income levels from these segments have more economic resilience and which are still significantly under penetrated. CPL has a high quality agency force and an extensive network of 62 bancassurance partners with access to over 5,600 branches across the Chinese Mainland.

During December 2023 Prudential announced that it was providing additional growth capital to CPL of RMB1.25 billion (US$176 million) in cash, with CITIC, its joint venture partner providing an equal amount. The additional capital supports new business growth and improves CPL's regulatory capitalisation. The business will be focused on margin maintenance, strong risk management through a rebalanced product mix and seeking quality growth in its agency channel through targeted agent recruitment and improved productivity and from improved penetration of its customer bases of its bank partners.

Financial performance
During 2023 CPL pro-actively diversified its products with a pivot towards whole-life products and higher margin annuity and longer-premium payment term products. The re-pricing approach was ratified by the regulator in the second half of 2023 with further regulatory guidance on expense control for the bancassurance channel, and was implemented well ahead of the industry.

Consequently, 2023 saw new business profit in CPL fall by (40) per cent reflecting both lower volumes and adverse economic impacts. Bancassurance channel sales declined driven by the regulatory reform on expense control of the channel mentioned above,  which was partially offset by growth in the agency channel. Excluding the effects of interest rates and other economic movements, new business margin grew by six percentage points as a result of actions to rebalance the product proposition. Including the effects of economics the new business margin declined by two percentage points.

CPL has grown long term protection APE sales by 27 per cent with strong whole life protection propositions and enhanced critical illness features targeting elderly and infants.

CPL's agency business saw an increase in APE sales and new business profit reflecting an increase in the productivity of our agents and a high agent activation rate. We have seen an increase in agent productivity in the year, both in terms of policies sold per agent (up 11 per cent) and new business profit per agent (up 26 per cent). The agents provisionally qualified for the Million Dollar Round Table (MDRT) in 2023 increased by 19 per cent to more than 1,000 along with an increase in new agents by 6 per cent.

As previously noted, during 2023 CPL proactively rebalanced its bancassurance sales mix between whole-life products and higher margin annuity and longer-premium payment term products. CPL's bancassurance business was further affected by expense regulatory reforms during the second half of the year. As a result APE sales through the bancassurance channel fell materially. We see the recent regulatory driven transformations as conducive to the long-term development of the insurance industry particularly on health and protection and retirement. We believe these transformations and other actions in 2023, leave CPL well positioned to grow in the future.

The adjusted operating profit for our business in the Chinese Mainland, CPL, increased by 43 per cent to $368 million, reflecting an increased longer-term net investment result given a higher asset base from increased sales of savings products in recent years and a reduction in the losses from the contracts classified as onerous under IFRS 17. The IFRS loss after tax for the year was $(577) million compared to $(328) million in the prior year, reflecting lower than expected equity returns and the net impact of falling interest rates on insurance assets and liabilities.

Hong Kong
	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
APE sales ($m)	1,966	522	277%	523	276%
New business profit ($m)	1,411	384	267%	384	267%
New business margin (%)	72	74	(2)ppts	73	(1)ppts
Adjusted operating profit ($m)	1,013	1,162	(13)%	1,162	(13)%
IFRS profit/ (loss) after tax ($m)	976	(742)	n/a	(742)	n/a

In Hong Kong, Prudential is a trusted household brand, with a premium agency force and is among the top three life insurers1.

In 2023, we significantly outperformed the market increasing our market share, resulting in a number one ranking for the offshore business1. Our premier agency force and strong partnership with Standard Chartered Bank position us well to address the unique needs of the customers across different life stages, including comprehensive health and protection solutions and long-term savings and retirement solutions to address the wealth accumulation, retirement and legacy planning needs. We are well positioned to serve the needs of Chinese Mainland customers, which include diversification of currency and asset class, professional financial advice across a broad product spectrum and access to high-quality medical care available in Hong Kong. Our surveys of potential Chinese Mainland customers report consistent demand for long term savings and health and protection products. With our newly opened Macau branch, we are present in all 11 cities2 in the Greater Bay Area, with a population of over 85 million people3.

Financial performance
New business profit increased by 267 per cent to $1,411 million, largely reflecting the increase in APE sales.

APE sales for our business in Hong Kong increased by 276 per cent to $1,966 million in 2023, reflecting the strong demand from both Domestic customers and Chinese Mainland visitors as borders reopened in early 2023, with growth across all distribution channels. The Hong Kong economy continued to recover year-on-year led by inbound tourism and domestic demand, with over 26 million people from the Chinese Mainland visiting Hong Kong in 2023. Visitor numbers in the year were circa 60 per cent of that in 2019, before the Covid-19 pandemic, while APE sales to Chinese Mainland visitors in the same period were circa 1.1 times of that in 2019, but marginally still below the levels of 2018, prior to any Covid-19 related disruption. In addition, we also saw growth of 36 per cent in our domestic segment supported by new product launches and customer campaigns.

While savings products contribute the majority of APE sales, due to large case sizes, on a policy count basis, health and protection sales represented 58 per cent of new policy issuances, reflecting the growth in both agency and bancassurance channels.

We increased APE sales in our health business by 22 per cent and generated a new business profit for health business of $86 million, covering more than 550,000 customers.

Our agency channel contributed to 70 per cent of APE sales, with robust growth of 352 per cent supported by domestic and Chinese Mainland customers. We have reached our recruitment target of hiring 4,000 agents in 2023, the vast majority of which have already had regulatory approval. Our active agents increased by 72 per cent with an increase in monthly new business profit per active agent by 128 per cent, contributing to an increase in agency channel new business profit of 294 per cent.

Our bancassurance channel also saw significant growth with APE sales up 52 per cent. The proportion of APE sales comprising health and protection products increased from 5 per cent in 2022 to 13 per cent in 2023, which, together with the growth in APE sales, contributed to an increase in new business profit of 93 per cent. Of the overall bancassurance APE sales, around 68 per cent were from 'new to insurance' customers compared to 50 per cent in 2022, reflecting strong demand for our products. In advance of the reopening of border with the Chinese Mainland, we reactivated our broker network which delivered significant increase in APE sales increasing our market share and ranking in broker channel.

Overall the new business margin for Hong Kong was broadly stable at 72 per cent (2022: 73 per cent), reflecting a favourable shift in channel mix to the growing agency business, offset by the impact of product mix shifts reflecting higher case sizes of relatively lower margin savings products sold to Chinese Mainland customers. Economic impacts only marginally decreased the margin. Normalisation of savings product case sizes, combined with an increase in the proportion of health and protection sales, led to favourable product mix shifts and margins increasing in the second half of the year.

In Hong Kong, adjusted operating profit was $1,013 million, down (13) per cent mainly due to reduced net investment return associated with lower opening asset balances following adverse market movements in 2022 and a lower level of positive claims and expense variance as a result of our continued investment in our strategic pillars.

The IFRS profit after tax for our Hong Kong business was $976 million compared to a loss after tax of $(742) million in 2022. The loss in 2022 largely reflected investment losses given the large increase in interest rates in that period. This compares to a more stable interest rate environment in 2023.

Indonesia

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
APE sales ($m)	277	247	12%	240	15%
New business profit ($m)	142	125	14%	122	16%
New business margin (%)	51	51	-ppts	51	-ppts
Adjusted operating profit ($m)	221	205	8%	200	11%
IFRS profit after tax ($m)	156	108	44%	104	50%

In Indonesia, we are among the top three life insurers in both the conventional and Syariah markets1. We continue to offer innovative products, through a diversified distribution network. We have a leading premier agency force with a 29 per cent agency market share1, contributing around 80 per cent of overall APE sales. Through our dedicated Syariah life insurance entity, we are well positioned to meet the growing demands for Syariah solutions and support the growth of the Syariah community and economy.

Financial performance
Overall new business profit grew by 16 per cent to $142 million, marginally above the growth in APE sales. In the second half of 2023, new business profit grew slower than in the first half but was still a double-digit percentage increase supported by a strategic pivot from individual linked products to traditional life products and a favourable shift in channel mix towards agency business. We have revamped our unit-linked product propositions with enhanced benefits in response to new regulations governing the design, sale and management of unit-linked products (commonly known as PAYDI in the market). APE sales for our business in Indonesia grew by 15 per cent to $277 million. Health and protection APE sales grew by 18 per cent in 2023 assisted by repricing actions and medical riders upgrades.

Our diversified distribution network comprises our high quality agency force, a long-standing partnership with Standard Chartered Bank and UOB, other bank partnerships and direct marketing.

APE sales for the agency channel increased by 18 per cent. The growth in agency channel sales was achieved amidst a wider industry slowdown and we saw monthly new business profit per active agent increase by 7 per cent. This was supported by our transformation programme that commenced in 2022, where we accelerated agency channel growth by revamping our sales management model, upgrading our training programme and redesigning our compensation scheme to incentivise quality sales and productivity growth as well as successful repricing. We have over 1,100 agents provisionally qualified for the Million Dollar Round Table (MDRT) in 2023, an increase of over 40 per cent from the prior year.

In the bancassurance channel, our strategic partnerships provide us an opportunity to provide solutions across a wide spectrum of customer segments. We saw a marginal increase in APE sales from our bancassurance channel. We continue to drive high margin health and protection business, with over 38 per cent of APE sales in the bancassurance channel from health and protection products. The integration of Citi Bank with UOB, which commenced in the fourth quarter of 2023, is now completed and we will be able to offer comprehensive solutions to the expanded customer base. We see long-term growth opportunities given our existing partnerships and potential for new partnerships.

The adjusted operating profit for Indonesia increased by $21 million to $221 million in 2023, following the non-repeat of losses that arose on a small portfolio of contracts that were classified as onerous under the IFRS 17 methodology in 2022.

The IFRS profit after tax for our business in Indonesia increased from $104 million to $156 million, reflecting the benefits described above along with reduced negative short-term investment variances in 2023 following the drop in interest rates during the year compared to higher interest rates in 2022.

Malaysia

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
APE sales ($m)	384	359	7%	347	11%
New business profit ($m)	167	159	5%	154	8%
New business margin (%)	43	44	(1)ppts	44	(1)ppts
Adjusted operating profit ($m)	305	340	(10)%	329	(7)%
IFRS profit after tax ($m)	257	178	44%	173	49%

In Malaysia, we are a leading life insurer and the largest Takaful operator1 with 18 per cent and 22 per cent market share respectively. In the young segment, we continue to provide comprehensive investment linked propositions along with various health and protection riders, while in the case of the family segment, we provide core investment linked propositions, affordable health solution and savings solutions.

In Malaysia, our diversified distribution network is complemented by a premier agency force and our bank partnerships with Standard Chartered Bank, UOB and Bank Simpanan Nasional.

Our conventional and Takaful business in Malaysia featured among the top five in Life insurance customer satisfaction survey conducted by 'Bank Negara Malaysia'.

The metrics in the segment table above reflect the Group's 100 per cent economic interest in the Malaysian conventional Life business (Prudential Assurance Malaysia Berhad or PAMB) and the Group's interest in the Takaful joint venture.

Prudential currently owns 51 per cent of the ordinary shares of the holding company of PAMB and a 49 per cent share in the Takaful joint venture.

Market liberalisation measures were introduced by BNM, the Malaysian insurance regulator, in April 2009, which increased the limit to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis, for example for companies who financially support expansion of providing insurance coverage to the most vulnerable in Malaysian society through the National B40 Protection Trust Fund.

We are focused on further strengthening our franchise in Malaysia through enhancing recruitment and activation of the agency force, increasing customer penetration and breadth of our bank partners as well as actively managing our health portfolio and we will deploy capital as needed to support growth.

Financial performance
New business profit for our businesses in Malaysia grew 8 per cent to $167 million. This growth reflects an increase in APE sales of 11 per cent to $384 million, primarily driven by growth in the bancassurance channel, due to marketing campaigns and supported by the merger of UOB and Citibank that has widened the number of accessible customers. The growth in APE sales from the bancassurance channel was offset in part by a marginal decline in the agency channel.

 We recruited more than 6,800 agents in 2023, and more than 550 agents provisionally qualified for Million Dollar Round Table (MDRT). Following these initiatives, we saw an increase in monthly new business profit per active agent resulting in an 8 per cent increase in new business profit, despite a marginal decline in APE sales. We continue to take actions to improve productivity by developing programs to support both new and established agents which have seen productivity increase consistently each quarter since the start of 2023.

We maintained the market leadership position in the conventional bancassurance channel, demonstrating the strength of our strategic bank partnerships. We continue to provide comprehensive propositions for the diverse needs of customers in each of the high net worth, affluent and mass market segments and we seek to increase the penetration into our bank partners' customer base. Overall we saw a 36 per cent increase in the APE sales through the bancassurance channel leading to double digit growth in new business profit.

The adjusted operating profit for our business in Malaysia declined by (7) per cent to $305 million, primarily driven by a normalisation of claims experience as the number of medical reimbursement cases returned to pre-pandemic levels.

The IFRS profit after tax for our business in Malaysia increased from $173 million to $257 million, primarily reflecting the positive impacts from the decline in interest rates in Malaysia, compared to increasing interest rates in 2022.

Singapore

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
APE sales ($m)	787	770	2%	791	(1)%
New business profit ($m)	484	499	(3)%	512	(5)%
New business margin (%)	61	65	(4)ppts	65	(4)ppts
Adjusted operating profit ($m)	584	570	2%	585	-%
IFRS profit/ (loss) after tax ($m)	512	(7)	n/a	(7)	n/a

In Singapore, we are one of the market leaders in protection, savings and investment-linked plans1. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of agents and financial advisors and our bank partners. Through our two strategic partners, UOB and Standard Chartered Bank, we gain access to the retail, commercial banking, and high net worth customer base of two established banks in Singapore.

We remain focused on our customers and seek to address their needs across the life stages. In the affluent segment, we offer comprehensive health and retirement solutions. We are one of the key players in the integrated Shield market (private insurance coverage that integrates with the national MediShield Life scheme), and continue to explore innovative partnerships with healthcare and technology providers to enhance our offerings. For the younger generation, we continually improve our investment-linked propositions and expand options for ESG - themed investments for customers. Finally, we serve the small and medium enterprise (SME) segment for the employee benefit business.

We received external recognition by winning No.1 Insurer The Straits Times Singapore's Best Customer Service 2023/24 survey.

Financial performance
2023 saw a challenging operating environment for the life insurance industry in Singapore due to higher interest rates, particularly in the first part of the year. New business profit declined by (5) per cent to $484 million, reflecting a smaller proportion of relatively high margin single premium participating products, alongside lower APE sales.

In this context, APE sales declined by (1) per cent to $787 million. Regular premium sales have seen steady growth across 2023, with higher new business volume observed in each quarter compared with the same period in the prior year, and overall achieving double-digit growth in the year. However, sales of single premium participating products through the bancassurance channel were particularly affected by movements in interest rates in the period, contrasting with the elevated level of sales in the comparative period particularly in the first half when interest rates were favourable. In contrast overall APE sales momentum was positive in the second half of the year, with APE sales in the third quarter and fourth quarter increasing on the prior quarter driven by the expansion in regular premium business.

While individual health and protection business have remained at a stable level in our product mix, we saw a shift in customer interest and new business sales towards investment-linked policies. While new business profit margin for the year declined overall, we saw sequential improvement across quarters during the year with growing momentum in sales of higher margin individual protection and investment-linked business.

Our enterprise benefit business delivered good growth with APE sales increasing by 9 per cent, covering around 3,000 small-to-medium enterprises and over 200,000 employees. Our Shield APE grew 9 per cent over last year as we increase the provision of value-added and wellness related services to customers.

Overall new business profit from the Agency channel improved by 4 per cent in the year, reflecting positive product mix effects from a growth in the proportion of sales from Shield and higher margin individual protection products. APE sales for the agency channel decreased by (4) per cent in the year. Regular premium APE sales in our agency channel grew 4 per cent compared with the prior year.

At the end of 2023 our total financial consultant force, of agents and financial advisors increased by 3 per cent when compared with 2022. Our number of eligible Agency MDRT members remained stable at over 1,280 agents in 2023.

We launched Prudential Financial Advisor channel in April 2023, which is the first financial advisory firm in the Prudential Group. PFA will offer a wide range of products and services including general insurance and wealth solutions, in addition to Prudential's core solutions in whole and term life, health & protection, savings, retirement and employee benefits. With this, we aim to cater to the growing and diverse needs of various customer segments in Singapore, as well as boost financial representative recruitment.

Reflecting the decline in high margin single premium products, bancassurance new business profit declined by (24) per cent in the year. However, bancassurance APE sales increased 2 per cent compared with the prior year. Pivoting to customer needs in this environment we have launched regular premium investment linked products and sales of these products gathered momentum in the second half of 2023. The level of regular premium business in bancassurance channel stands at 81 per cent overall in 2023, 41 percentage points higher than 2022.

Our adjusted operating profit for our business in Singapore remained at similar level at $584 million, with the higher release of CSM and risk adjustment offset by a lower net investment return, following the adverse market movements in 2022 lowering the opening investment balances.

The IFRS profit after tax for our Singapore business was $512 million compared with a loss after tax of $(7) million in 2022. This largely reflected higher investment losses in 2022 following the significant increase in interest rates in that year.

Growth markets and other

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
APE sales ($m)	1,928	1,611	20%	1,546	25%
New business profit ($m)	699	630	11%	609	15%
New business margin (%)	36	39	(3)ppts	39	(3)ppts
Adjusted operating profit ($m)	746	728	2%	715	4%
IFRS profit after tax ($m)	775	314	147%	304	155%

Our growth markets and other segment incorporates our life businesses Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan, and Africa.

Life new business profits grew by 15 per cent to $699 million, the second largest segment in the Group, and APE sales grew 25 per cent to $1,928 million.

There was a small fall in overall new business margin as a result of country mix following a fall in consumer sentiment and hence lower sales in Vietnam.

The adjusted operating profit was $746 million, up 4 per cent. This reflects an increase in the release of CSM and net investment return aided by recent new business growth. These effects are partially offset by the elevated expenses supporting the continued investment in our strategic pillars together with less favourable claims experience.

The IFRS profit after tax and adjusted operating profit for Growth market and others also includes the tax charge on the profits for joint venture life business in Chinese Mainland and Malaysia. The IFRS profit after tax in the Growth market and other segment increased from $304 million to $775 million, largely reflecting significant investment losses in 2022 from higher interest rates in most of our markets.

A detailed discussion of new business performance by key businesses in presented below.

Thailand
In Thailand we are focused on our bancassurance channel supported by alternative distribution methods including digital, agency, direct marketing and brokerage. New business profit declined by 6 per cent, largely as a result of interest rate changes. APE sales grew by 4 per cent following a high base in 2022, benefiting from double-digit growth from our UOB bank partnership and an increase in the contribution of Group employee benefit (EB) solutions.

Our distribution partnerships have benefited in the year through the integration of the Citi and UOB organisations in Thailand. We also revamped our online application platform ('PRUPlus') to improve reliability and enhance the seller and customer experience. At the end of 2023 we invested in a new bancassurance partnership with CIMB, becoming the exclusive life insurance partner of CIMB Thai. Prudential Thailand seeks to accelerate its growth plans building on the fact that it is already the third largest bancassurance player in the market1.

Vietnam
Prudential is the leading life insurance company in Vietnam, which has the third-largest population in ASEAN, and operates with a diversified distribution mix.

New business profit for our business in Vietnam declined materially, albeit there was an improvement in new business margins, particularly from the bancassurance business and interest rate effects. APE sales declined by 33 per cent, against an overall market decline of 41 per cent, reflecting an industry-wide fall in consumer sentiment. However, the business's focus on customers and the strength of its agency force has seen it outperform the market, increase its market share and retain the number one position in the market.

We continue to expand our geographical footprint in urban areas through technology-powered agency and bancassurance channels. Our diversified distribution includes our established agency force, which includes more than 1,500 agents provisionally qualified for Million Dollar Round Table (MDRT), and seven exclusive bank partnerships.

We extended our exclusive bancassurance partnership with Vietnam International bank until 2036, developing new industry-leading quality standards and contributing to the healthy and sustainable development of bancassurance in Vietnam. We continue to focus on improving sales quality and strengthening our relationships with our bank partners to widen our reach to customers through their combined 800 branches in Vietnam.

The Philippines
We are the market leader in the Philippines with 17 per cent market share1 by weighted new business premium, based on the latest available market data reflecting the core strength of our leading agency force. With our young and digitally empowered agency force, we have one of the largest agency forces in the country. Competition for quality agents is strong and we have taken steps to retain talent. We continue to offer a wide range of products to meet our customers' savings and protection needs. New business profit in 2023 delivered double-digit growth, despite a marginal (2) per cent decline in APE sales reflecting a favourable impact from product mix and economic tailwinds. We will continue to strengthen our distribution network through onboarding and nurturing high-quality agents, equipped by digital capabilities, as well as continue to enhance customer experiences through offering comprehensive solutions and seamless customer experiences.

India
Our associate business in India, ICICI Prudential Life, successfully accomplished its objective to double its 2019 new business profit by 2023 through its '4P' strategic framework for Premium growth, Protection focus, Persistency improvement and Productivity enhancement.

New business profit was up 2 per cent with the uplift from APE sales growth being offset by adverse economics and a greater proportion of savings products being sold in the year.

APE sales for ICICI Prudential Life grew by 10 per cent, with a well-diversified distribution network enabling the company to reach a wider cross-section of customers to drive growth. The diverse distribution network comprises more than 200,000 agents including the addition of 40,000 new agents in 2023 and 42 bank partnerships with access to more than 20,000 bank branches.

To enhance distribution capabilities, ICICI Prudential has introduced 'ICICI Pru Stack' a set of platform capabilities encompassing digital tools and analytical abilities. This provides distribution partners with greater information on customers and their needs, and has enabled simplification of the buying journey, with approximately 40 per cent of long-term savings policies now issued on the same day as the purchase process starts.

ICICI Prudential Life, of which we hold 22 per cent, is amongst the top-four private life insurance companies in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India.

Taiwan
Taiwan is the fifth-largest life insurance market in Asia4, with a population of 24 million. Prudential is a leading insurance company in Taiwan among foreign players with an overall APE market share of 8 per cent in 2023, 3 percentage points higher than 2022. It also delivered the highest year-on-year growth rate in the industry during 2023.

Our business in Taiwan provides solutions for long-term savings and protection to our target market segments. Families remains a key customer segment for Prudential Taiwan with 31,000 new customers acquired from this segment (an increase in the year of 104 per cent).

In Taiwan we saw 86 per cent APE sales growth in 2023, supported by a diversified channel mix in bancassurance and brokerage channels, with strong local bank partners performance as supported by key products campaign and initiatives. Our newly nurtured bank partners delivered over double-digit APE sales growth compared to last year, and contributed to 34 per cent of APE sales in 2023. The sales performance was attributable to our offering of tailored solutions to fulfil specific customer needs across saving, protection and medical needs in different life stages with different currencies. New business profit rose, driven by this increase in APE sales as well as favourable product mix changes. The business is focused on further improving margins.

Africa
Despite macro-economic uncertainties and in particular higher inflation, APE sales for Africa grew by 26 per cent in 2023, with double-digit growth in both agency and bancassurance sales. Six out of the eight markets delivered double-digit growth in the new business profit in the year. This resulted from an improved channel and product mix, alongside the growth in APE sales, which led to 33 per cent increase in new business profit.

In Africa, Prudential has an established agency force with over 300 agents who qualified for Million Dollar Round Table membership. In addition, Prudential Africa has added 13 additional bank partners in the year, given us access to over 1,700 bank branches in total.

We will continue to focus our investment and capital on those markets which are large and in which we see the long-term attractive returns.

Eastspring

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
Total funds under management ($bn)	237.1	221.4	7%	222.2	7%
Adjusted operating profit ($m)	280	260	8%	255	10%
Fee margin based on operating income (bps)	31	29	2bps	28	3bps
Cost/income ratio (%)	53	55	2ppts	55	2ppts
IFRS profit after tax ($m)	254	234	9%	230	10%

Eastspring is the asset management arm of the Group. Its funds under management or advice (referred collectively as funds under management or FUM) of $237.1 billion includes $38.5 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $9.7 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. Eastspring has $141.0 billion of funds under management on behalf of the Prudential Group.

Investment performance
Eastspring's investment performance saw 44 per cent of FUM outperforming their benchmarks over the past year (2022: 59 per cent) and 50 per cent of FUM outperforming their benchmarks over the past three years (2022: 39 per cent). Whilst, there was a decline in one-year outperformance when compared to 2022  mainly driven by underperformance in three multi-asset portfolios, the Singapore-based Value Equity teams continued their substantial outperformance. Both the Growth Equities and Active Quantitative strategies also posted positive aggregate returns across one and three years. The Singapore-based Fixed Income team was also able to turnaround the underperformance experienced in 2022, with 90 per cent of FUM outperforming their benchmarks in 2023. We continued to upgrade our investment and risk management platform for multi-asset strategies and investment performance improved in the fourth quarter of 2023 compared to the prior quarter.

Eastspring also continued to develop its investment platform and capabilities through a series of strategic hires, notably in portfolio risk management and fixed income, and through investment process enhancements across the various teams. Further work was progressed in integrating Eastspring's investment performance for wholly-owned businesses and aligning common investment practices, including research.

Eastspring continued to be recognised for its achievements, being named Best Emerging Markets Equity Manager by Citywire Asia Asset Management Awards for the second consecutive year and Best Value Investing Manager regionally by Asia Asset Management.

Broadening distribution capabilities
Eastspring's strategy is anchored on understanding its clients and delivering strong capabilities and products for their bespoke needs. In 2023, Eastspring continued to extend and deepen its relationships with third-party clients and Prudential Life Companies which has generated positive net inflows.

Eastspring continued to build retail partnerships with distributors and banks. Notably in Japan, the firm expanded its partnerships to more than 120 retail distributors and converged 22,800 attendees through 274 workshops and client seminars.

Across the institutional business, the firm has seen success in its international markets of the Americas, Europe, Taiwan and Thailand.

Accelerating responsible investing
Eastspring's commitment to responsible investing is embedded across its business.

Across its markets, Eastspring is focused on driving sustainable solutions on three fronts. First, Eastspring extended its engagement programme beyond climate change to include themes of palm oil, unsustainable timber, and modern slavery. Second, the firm enhanced its ESG data analytics to support investment activities via the creation of a proprietary ESG assessment visualiser and enhanced client reporting tools for climate risk, UN Sustainable Development Goal alignment and Scope 3 carbon emissions. Third, the firm published its first Responsible Investment Report and improved its United Nations Principles for Responsible Investment (UNPRI) assessment.

Open-architecture technology platform
Eastspring has embarked on a multi-year firm-wide transformation journey to modernise its business. This includes upgrading its operating model for robustness and scalability, as well as enhancing its control environment.

Through HERA, Eastspring's proprietary cloud-native Data & AI platform, Eastspring is making good progress in its ambition to become a data-driven organisation. Eastspring is already seeing benefits from its early efforts in the form of an automated Finance 'data-mart' for end to end reporting, optimising insights across markets, and building robust data for monitoring and regulatory purposes. The platform has also powered climate insights for our portfolio and strengthened real-time risk management through its investment risk insights.

Joint venture growth initiatives
In India, IPAMC strengthened its distribution capabilities, servicing a direct client base spread across 300 cities in India. This resulted a 17 per cent increase in IPAMC's client base to over 9 million; of which around 33 per cent were direct clients. In addition, IPAMC broadened its product suite into the alternatives segment focused on private equity and private credit, and raised $324 million (100 per cent shareholding basis). Reflecting net inflows coupled with a favourable equity market performance, FUM for IPAMC grew by 28 per cent (on actual exchange rate basis).

In China, CPFMC is looking to broaden its product suite with new fixed income and quantitative products. CPFMC also strengthened its distribution capabilities with 14 new partnerships, comprising of 10 bank wealth management companies and 4 securities firms. The depth of our partnership, including the e-commerce platforms has generated strong net inflows, primarily from money market funds supporting a 8 per cent increase (on actual exchange rate basis) in FUM for CPFMC, despite the challenging economic environment.

Financial performance

	Actual exchange rate			Constant exchange rate
	2023	2022	Change	2022	Change
	$m*	$m*	%	$m*	%
External funds under management ($bn)	94.2	81.9	15	81.3	16
Funds managed on behalf of M&G plc ($bn)	1.9	9.3	(80)	9.4	(80)
External funds under management ($bn)	96.1	91.2	5	90.7	6

Internal funds under management ($bn)	110.0	104.1	6	104.9	5
Internal funds under advice ($bn)	31.0	26.1	19	26.6	17
Total internal funds under management or advice ($bn)	141.0	130.2	8	131.5	7

Total funds under management or advice ($bn)	237.1	221.4	7	222.2	7

Total external net flows†	4,054	(1,586)	n/a	(1,538)	n/a

Analysis of adjusted operating profit
Retail operating income‡	353	319	11	311	14
Institutional operating income‡	347	341	2	342	1
Operating income before performance-related fees	700	660	6	653	7
Performance-related fees	(2)	1	n/a	1	n/a
Operating income (net of commission)	698	661	6	654	7
Operating expense	(372)	(360)	(3)	(359)	(4)
Group's share of tax on joint ventures' adjusted operating profit	(46)	(41)	(12)	(40)	(15)
Adjusted operating profit	280	260	8	255	10
Adjusted operating profit after tax	254	234	9	230	10

Average funds managed by Eastspring	225.9	229.4	(2)	229.9	(2)
Fee margin based on operating income	31bps	29bps	2bps	28bps	3bps
Cost/income ratio	53%	55%	2ppts	55%	2ppts
*      Unless otherwise stated.
†     Excluding funds managed on behalf of M&G plc.
‡     During the year Eastspring has reclassified its funds under management, and associated income, between retail and institutional categories. Amounts are now classified as retail or institutional based on whether the owner of the holding is a retail or institutional investor. Under the previous basis amounts were classified based on the nature of the investment vehicle in which the amounts were invested. The revised classification presents the funds held by each client type on a more consistent basis, which aligns with typical differences in fee rate basis for each client type. Prior period figures are restated accordingly.

Eastspring's total funds under management and advice (FUM) increased by 7 per cent to $237.1 billion (31 December 2022: $221.4 billion on actual exchange rate), reflecting favourable market movements, and net inflows from third parties (excluding M&G plc) and the Group's life business. In 2023, there was a shift in overall asset mix from bonds to equity and multi-assets funds, while the overall assets remain well diversified across both clients and asset classes.

Third party net inflows (excluding money market funds and funds managed on behalf of M&G plc) were $4.1 billion (2022: net outflows of $(1.5) billion) reflecting inflows into higher margin retail funds. This was more than offset by net outflows of $(7.6) billion (2022: $(0.8) billion) from the expected redemption of funds managed on behalf of M&G plc, with further net outflows of about $(0.6) billion expected in 2024. In addition, net inflows from Prudential's life business were $2.3 billion (2022: $8.0 billion).

The average FUM decreased by (2) per cent compared to 7 per cent increase in closing FUM, largely reflecting the adverse market movements in 2022. Eastspring's adjusted operating profit increased by 10 per cent to $280 million, reflecting a circa $20 million net investment gain, reported within operating income before performance-related fees (as compared with a net investment loss of circa $10 million  in the prior year) on shareholders' investments including seed capital. Excluding the gains and losses on shareholders' investments from both periods, operating profit was (2) per cent lower, consistent with the decline in average FUM. There was an improvement in the fee margin and cost/income ratio, reflecting the higher mix from retail equity funds and the investment gains as noted above.

Notes
(1)  As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Hong Kong, Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).
(2)  Across Hong Kong, Macau and the Chinese Mainland.
(3)  Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office.
(4)  Source: Swiss Re Institute.

Risk review

Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders

1          Introduction
Prudential's Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2023 to support the Group's strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its new strategy across Asia and Africa, the Group-wide Risk, Compliance and Security (RCS) function has continued to provide risk advice, recommendations and assurance, as well as engage with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. The Group effectively leverages its risk management, compliance and security experience in more mature markets, applying it to its growth markets as appropriate to their respective risks and the extent of their challenges under the complex operating environment, and reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed and mitigated, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.

2   Risk governance
a     System of governance
Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk within the risk appetite, while the 'second line' provides additional independent challenge, expertise and oversight to support risk and compliance management. The role of the 'third line', assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

In 2023, continuous efforts have been made to ensure the appropriateness of the level of Group governance that promotes individual accountability in decision-making and supports the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group also regularly reviews the Group Risk Framework and supporting policies, including to ensure sustainability considerations, which form an integral part of the wider Group governance, are appropriately reflected in policies and processes and embedded within all business functions.

b     Group Risk Framework
i.     Risk governance and culture
Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk and compliance policies that have been established to enable business decision-making with respect to control activities and risk-related matters. The Group Risk Committee (GRC) leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group's major businesses. The GRC approves changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication, reporting and oversight of the risk committees of the Group's major businesses. The chief risk and compliance officers of the Group's major businesses and the managing directors of the Group's Strategic Business Groups are also invited to the Group Executive Risk Committee, the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group's major businesses also attend GRC meetings on a rotational basis.

Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. A revised set of fundamental values was rolled out across the Group in 2023, referred to as 'The PruWay', that serves as the Group's guiding principles to ethical and authentic conduct. These values apply equally to all members of Prudential and its affiliates. The Responsibility & Sustainability Working Group (RSWG) supports its responsibilities in relation to implementation of sound culture considerations in the ways we operate, as well as embedding the Group's Sustainability Strategy and overseeing progress on customer, culture, people and community matters. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate.

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by: the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The GRC has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Conduct and Group Governance Manual, supported by the Group's risk-related policies, are reviewed regularly. A revised Group Code of Conduct (the Code) was launched in November 2023 to further enhance risk culture and awareness underpinning operational and financial discipline. The Code lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group's Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations are embedded in material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place.

Further details on the Group's sustainability governance arrangements and strategic framework are included in the Group's 2023 Sustainability Report.

ii.    The risk management cycle
The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios.

Risk identification
The Group identifies principal risks in accordance with provision 28 of the UK Corporate Governance Code and the Group-wide Supervision (GWS) guidelines issued by the HKIA. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

An emerging risk identification framework also exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen for sustainability (including environmental, social and governance (ESG) and climate-related) risks, which impact the Group's reputation given evolving stakeholder expectations.

The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to conserve and aid stakeholder value creation.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk taking with the Group's strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting
The Group's principal risks are highlighted in the management information received by the GRC and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii.   Risk appetite, limits and triggers
The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the GRC has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The GRC, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

1.     Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and the need for supervisory intervention is avoided. The two measures in use at the Group level are the GWS and GIECA capital requirements.

2.     Liquidity: The objective of the Group's liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

3.     Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

3   The Group's principal risks
The delivery of the Group's strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfillment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation.

This section provides a high-level overview of the principal risks faced by the Group including the key tools used to manage and mitigate each risk. A detailed description of these and other risks is presented under the heading 'Risk factors', below.

The Group's 2023 Sustainability Report includes further detail on the sustainability (including ESG and climate-related) risks which contribute to the materiality of the Group's principal risks detailed below.

Risks to the Group's financial position (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions
Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. For example, while headline inflation has moved down in 2023, core inflation has remained well above central bank targets and central banks may need to maintain tight monetary policies to rein in inflation, which could exert downward pressures on growth. In the major emerging markets, inflation has generally been less severe and monetary policies have been less restrictive. However, this environment of relatively high global interest rates presents a meaningful recession risk and is putting pressure on banks' balance sheets and margins. This could result in a pullback in both credit supply and credit demand and lead to a sharper tightening in global credit conditions. Challenges in the US and EU banking sector increased risk in the US commercial real estate sector. The weak growth and concerns around the Chinese Mainland property sector not only put a toll on the Chinese Mainland economy and place downward pressure on China interest rate, but could also weigh on the broader Asian region and the global economy's vitality going forward. A number of issuers within the Chinese Mainland property sector and the US commercial real estate sector experienced a reduction in financial strength and flexibility of corporate entities in 2023, although the overall impact to the Group's invested credit portfolio was immaterial due to our diversified investment strategy. The serviceability of sovereign debt also posed some concerns in certain economies (particularly the high indebtedness across countries in Africa, such as the sovereign debt restructuring in Ghana).
Geopolitical tensions between Russia and Ukraine, Israel and Gaza, as well as the Chinese Mainland and countries such as the United States and India, continued to contribute to the slow and/or negative global or regional economic growth in 2023. These conflicts may lead to further realignment among blocs or global polarisation and decoupling.
Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption (including sanctions) and regulatory and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Risk description	Risk management
Market risks to our investments
The value of Prudential's direct investments is impacted by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. Although inflation remains at decades-level highs in certain global markets, the Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following:

-   The Group Market Risk Policy;
-   The Group Capital and Asset Liability Management (ALM) Committee and Group ALM Policy;
-   Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-   The Group Investment Committee and Group Investment Policy;
-   Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures;
-   The monitoring and oversight of market risks through the regular reporting of management information;
-   Regular deep dive assessments; and
-   The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

Interest rate risk, including asset liability management (ALM)
Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates.
High interest rates, driven by sustained inflationary pressures, may impact the valuation of fixed income investments and reduce fee income. The Group's risk exposure to rising interest rates also arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.
The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore and CPL's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.

The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. The Committee also oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements.  Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group's internal economic capital methodology.
The Group's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.  When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.

Risk description	Risk management
Market risks to our investments continued
Equity and property investment risk
The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities.
The material exposures to equity risk in the Group's businesses include CPL's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products and, in the case of Malaysia, exposure also arises from participating and unit-linked business.

The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so.
Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group's appetite for equity risk.

Foreign exchange risk
The geographical diversity of Prudential's businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US dollar-reported financial statements. This risk is further detailed in section 1.6 of the Risk factors.

The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group's business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory.
Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-local-denominated assets.

Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.

The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.
A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
-   The Group's Liquidity Risk Policy;
-   Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios;
-   The Group's Liquidity Risk Management Plan;
-   The Group's Collateral Management Framework;
-   The Group's contingency plans and identified sources of liquidity;
-   The Group's ability to access the money and debt capital markets; and
-   The Group's access to external committed credit facilities.

Risk Description	Risk management
Credit risk
Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered a material risk for the Group's business units.
The total debt securities at 31 December 2023 held by the Group's operations were $83.1 billion (31 December 2022: $77.0 billion). The majority (83 per cent, 31 December 2022: 84 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments1. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2. The remaining 17 per cent (31 December 2022: 16 per cent) of the debt portfolio (the 'shareholder debt portfolio') are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.
-   Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 55 per cent or $7.8 billion3 of the total shareholder debt portfolio as at 31 December 2023 (31 December 2022: 41 per cent or $4.9 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2023 are given in note C1 of the Group's IFRS financial statements.
-   Corporate debt portfolio: In the shareholder debt portfolio, corporate debt exposures totalled $5.8 billion of which $5.4 billion or 94 per cent were investment grade rated (31 December 2022: $6.6 billion of which $6.1 billion or 93 per cent were investment grade rated).
-   Bank debt exposure and counterparty credit risk: The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.
At 31 December 2023:
-   94 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated4. In particular, 59 per cent of the portfolio is rated4 A- and above (or equivalent); and
-   The Group's shareholder portfolio is well diversified: no individual sector5 makes up more than 13 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing developments in the global banking sector, effects of the global economic slowdown on the invested assets, the impacts of the tightening of monetary policy in the Group's key markets, higher refinancing costs, heightened geopolitical tension and protectionism, the ongoing downsizing of the Chinese Mainland property sector and more widely across the Chinese Mainland economy, as well as high indebtedness in African countries. The impacts of these closely monitored trends include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, particularly in local markets where depth (and therefore the liquidity of such investments) may be low. The Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.
The Group actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:
-   The Group Credit Risk Policy and the Group Dealing Controls Policy;
-   The Global Counterparty Limit Framework and concentration limits on large names;
-   Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
-   The Group Executive Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews.
Exposure to the banking sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure or using additional collateral arrangements where appropriate.

Risk description	Risk management
The Group's sustainability (including ESG and climate-related) risks
These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), societal risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material and emerging risks associated with key sustainability themes may undermine the long-term success of a business by adversely impacting its reputation and brand, and ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. The Group's sustainability strategy is centered on three key pillars (providing simple and accessible health and financial protection, investing responsibly and creating a sustainable business), each of which increases the expectations of the Group's stakeholders with regards to the Group's potential external environmental and social impact. Sustainability risks arise from the activities that support implementation of the Group's strategy, which include developing sustainable and inclusive offerings, continuing to decarbonise the Group's investment portfolio in a science-informed approach to facilitate becoming a net zero asset owner by 2050 whilst financing a just and inclusive transition, and advancing the diversity, equity and inclusion and belonging strategy to empower existing employees.
Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the International Association of Insurance Supervisors (IAIS) and the International Sustainability Standards Board (ISSB), which published its inaugural sustainability and climate-related disclosure requirements in June 2023. Delivery of the Group's Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group's activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation or reputational damage. Further details of the Group's sustainability-related risks and regulations are included in sections 2.1 and 4.1 of the Risk factors.

As custodians of stakeholder value for the long term, the Group seeks to manage sustainability risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Climate risk, the Group's reporting against the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and progress on the Group's external climate-related commitments, remain a priority focus for the GRC for 2024. Further information on the Group's sustainability governance and strategy, as well as the management of material sustainability themes, is included in the Group's 2023 Sustainability Report.
The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum, to further develop understanding and support collaborative action in relation to sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, and responds to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters.
The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group's activities, are appropriately captured. Risk management and mitigation of sustainability risks are embedded within the Group Risk Framework and risk processes, including:
-   Consideration within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic-materiality);
-   Reflection in the risk taxonomy that the Group can be both impacted by sustainability issues as well as having an impact on these in the external world ('double materiality');
-   The addition of 'social and environmental responsibility' as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group's activities;
-   Workshops and function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group's external responsible investment commitments;
-   Definition of appropriate (and longer) time horizons with respect to climate risk management, and the requirement to consider time horizons where required in risk-based decision-making; and
-   Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training.

Risk description	Risk management
Risks from the nature of our business and our industry
These include the Group's non-financial risks including operations processes, change management, information security, IT infrastructure and data privacy, as well as customer conduct, legal and regulatory compliance risks. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group's joint ventures and associates stemming from our operation in certain markets.

Non-financial risks
The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level.
The Group's non-financial risks, which are not exhaustive and discussed further in section 3 of the Risk factors, are outlined below.

Alongside the Non-Financial Risk Appetite Framework, other risk policies and standards are in place that individually engage with specific non-financial risks, including operations processes, change management, third-party and outsourcing management, business continuity, fraud, financial crime as well as information security, IT infrastructure and data privacy. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control non-financial risks, including:
-   Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions;
-   Corporate insurance programmes to limit the financial impact of operational risks;
-   Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-   Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
-   Internal and external review of cyber security capability and defences;
-   Regular updating and risk-based testing of disaster recovery plans and the Critical Incident Procedure process;
-   Established processes to deliver the highest quality of service to fulfil customers' needs and expectations; and
-   Active engagement in and monitoring of regulatory developments.

Operations processes risk
Operations processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operations and process control incidents do occur from time to time and no system or process can entirely prevent occurrence.

The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and stakeholders, whilst avoiding material adverse financial loss or impact on its reputation. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 3.1 and 3.3 in the Risk factors.

Change management risk
Change management risk remains a material risk for Prudential, with a number of significant change programmes under way which, if not delivered and executed effectively with adequate and capable resources to defined timelines, scope and cost, may negatively impact its operational capability, control environment, employees, reputation and ability to deliver its strategy and maintain market competitiveness. The current portfolio of transformation and significant change programmes includes (i) the implementation and embedding of large-scale regulatory/industry changes; (ii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iii) improvement of business efficiencies through operating model changes, including those relating to the Group's central, asset management and investment oversight functions. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 3.1 of the Risk factors.

The Group aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group's Transformation Risk Framework is in place alongside the Group's existing risk policies and frameworks with the aim to ensure appropriate governance and controls are in place to mitigate these risks. The Group also enhanced its governance framework in 2023 to better oversee the implementation and risk management of digital platforms. This includes the establishment of digital governance forums that oversee digital transformation from various dimensions such as customer-centricity, strategic, financial, operational and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition.  Developing an engaged workforce that provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management
Non-financial risks continued
Third-party and outsourcing management risk
The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, with both market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. The Group maintains material strategic partnerships and bancassurance arrangements, which create a reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 3.3 of the Risk factors.

The Group's requirements for the management of material outsourcing arrangements have been incorporated in its Group Third-Party Supply and Outsourcing Policy, aligned to the requirements of the HKIA's GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group's monitoring and risk assessment framework. This aims to ensure that appropriate contract performance and risk mitigation measures are in place over these arrangements. In addition, the Group Third-Party Risk Oversight Framework is in place to set out the Group's third-party risk management and oversight standards that guide the Group senior management and RCS function to oversee, challenge and manage the Group's third-party risk profile in a consistent and coherent way.

Model risk
Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools and they form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions, and acquiring new business via digital platforms.
Technological developments, in particular in the field of artificial intelligence (AI) and the increased use of generative AI, pose new considerations on model risk oversight provided under the Group Risk Framework.

The Group has no appetite for model or UDA related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group's model and UDA risk is managed and mitigated via the Model and UDA Risk Framework which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include:
-   Set of risk oversight, management and governance requirements;
-   Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and
-   Regular independent validation (including limitations, known errors and approximations) of all Group critical tools.
An oversight forum for the use of AI and ensuring compliance with the key ethical principles is also in place and adopted by the Group with the aim to ensure the safe use of AI.

Fraud risk Prudential is exposed to fraud risk, including fraudulent insurance claims, transactions, or procurement of services, that are made against or through the business.
The Group's Counter Fraud Policy and analytics-led tooling are in place to set out the required standards to enhance fraud detection, prevention and investigation activities with the objective to protect resources to support sustainable business growth. The policy also sets out the framework to tackle fraud with the goals of safeguarding customers, protecting local businesses and the Group's reputation, and providing assurance that fraud risk is managed within appetite.
The Group undertakes strategic activities to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection. The Group has a mature confidential reporting system in place, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Group Audit Committee.

Risk description	Risk management
Non-financial risks continued
Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits). Further detail on the risks to the Group associated with operating in high-risk markets is included in section 3.6 of the Risk factors.

The Group-wide policies on anti-money laundering, sanctions and anti-bribery and corruption risks reflect the requirements applicable to all staff in all offices and businesses. Screening and transaction monitoring systems are in place across the Group.
The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and AI tools. Proactive detective capabilities are being implemented across the Group and delivered through a centralised monitoring hub to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually for businesses and offices across all locations. Due diligence reviews and assessments against the Group's financial crime policies are performed as part of the Group's business acquisition process.

Information security, IT infrastructure and data privacy risks
Risks related to malicious attacks on Prudential systems, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our customer data remain prevalent, particularly as the accessibility of attacking tools available to potential adversaries increases. Regulatory developments in cyber security and data protection are progressing worldwide and may increase the complexity of requirements and obligations required for companies. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 3.4 and 3.5 of the Risk factors.

The Group adheres to data minimisation and 'privacy-by-design' principles, where data is only collected and used for its intended purpose and is not retained longer than necessary. The handling of customers' data is governed by specific policies and frameworks, such as the Group Information Security Policy, the Group Privacy Policy and the Group Data Policy, to ensure compliance with all applicable laws and regulations, and the ethical use of customer data.
Despite the rise in ransomware activity due to the availability of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) for threat actors, the Group has a number of defences in place to protect its systems from cyber security attacks.  Prudential has adopted a holistic risk management approach which is designed to prevent and disrupt potential attacks against the Group as well as third-party partner systems and to manage the recovery process should an attack take place. Other defences include, but are not limited to: (i) distributed denial of services (DDoS) protection for the Group's websites via web application firewall services; (ii) AI-based endpoint security software; (iii) continuous security monitoring; (iv) network-based intrusion detection; and (v) employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses, and the cyber attack simulation exercises have been carried out to enhance preparedness. The Group has also established various processes to ensure the effectiveness of information security and privacy mechanisms deployed, which include setting up a dedicated ethical hacking team to perform testing on the Group's systems to identify potential vulnerabilities, engaging external consultants to perform penetration testing on our systems, and engaging external consultants to perform independent assessments on both security operations centre and the information and privacy function as a whole to further improve the efficiency of the functions. A private Bug Bounty Programme has also been established to provide a mechanism for invited external security practitioners to report security issues and vulnerabilities. This is further supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.
The Group has subscribed to services from independent security consultants to continuously monitor our external security posture. As the Group continues to develop and expand digital services and emerging products, its reliance on third-party service providers and business partners who specialise in niche capabilities is also increasing. In 2023, among many companies around the world, the Group's businesses in Malaysia were affected by the global MOVEit data-theft attack, where a zero-day vulnerability was exploited at MOVEit, a software solution providing secured file transfer services, with infringements to data security, integrity and privacy. As a result, this incident directly impacted the Group's reputation and compliance with

Risk description	Risk management
Non-financial risks continued
Information security, IT infrastructure and data privacy risks continued
regulatory and data privacy requirements. Following the threats, various actions have been taken, including isolating the affected server, a thorough investigation, and customer and authority notifications. Potential enhancements have been identified from the review and specific actions have been implemented to address these. Apart from this event, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2023.
In addition, the Group is proactively monitoring possible advanced social engineering attacks related to corporate activities, for example, deepfakes, the use of AI-generated synthetic medium to imitate senior executives to conduct fraudulent activities. The Group is taking steps to mitigate such attacks, pragmatic measures include raising regular cyber security awareness, implementing robust preventative and detective controls, and having a well-defined incident response plan as part of a wider cyber resilience strategy.
The Group Infrastructure Policy was revamped in 2023 to ensure comprehensive governance and assurance of our technology components. A new enterprise operating model was designed based on an innovation-led technology operations structure, mature internal capabilities, and an aligned outsourcing model. Furthermore, businesses remained focused on digital ecosystems for strategic growth in 2023. A resiliency enhancement programme has been put in place to enhance capabilities in managing disruptions or failures on system platforms serving our customers. This includes implementing robust measures such as identifying and removing single-points-of-failure (SPOF) infrastructure, disaster recovery plans, and backup systems.
Alongside continuous technology development, the Group's Technology Risk Management function is primarily responsible for technology risk identification, assessment, mitigation, monitoring and reporting across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. Specifically, key risk indicators have been enhanced to cover key technology risk areas, annual risk assessment is conducted to identify specific risks, priorities and focus areas, and deep-dive reviews are conducted on different technology domains to provide assurance of controls to manage technology risks. In addition, the Group Technology Risk Committee is a sub-committee of the Group Executive Risk Committee, which oversees the effectiveness of technology risk management including information security and privacy across the Group. Work was undertaken in 2023 to further enhance the maturity of the technology risk operating model which includes organisational structure improvements, policy enhancements and enriched key risk indicators to provide a quantifiable overlay to overseeing and managing technology risks. The Group's internal audits also regularly include cyber security as part of its audit coverage. Cyber and privacy risks are reported regularly to the GRC by the Group Chief Technology Risk Officer. In addition, the GRC and Group Audit Committee receive more detailed briefings at least twice annually from the Group Chief Technology Officer. Both the Group Chief Technology Risk Officer and Group Chief Technology Officer are experienced professionals with more than 20 years of experience in information technology and cyber security. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.

Risk description	Risk management
Non-financial risks continued
Customer conduct risk
Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations is met. The Group's Customer Conduct Risk Framework reflects management's focus on customer outcomes.
Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms.

The Group has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:
-   Treat customers fairly, honestly and with integrity;
-   Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
-   Manage customer information appropriately, and maintain the confidentiality of customer information;
-   Provide and promote high standards of customer service; and
-   Act fairly and promptly to address customer complaints and any errors found.
Conduct risk is managed via a range of controls that are assessed through the Group's Conduct Risk Assessment Framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees.
Management of the Group's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following, among other tools:
-   The Group's Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme;
-   A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out programme;
-   Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
-   Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
-   Appropriate claims management and complaint handling practices; and
-   Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Legal and regulatory compliance risk
Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.

Regulatory developments are monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators.
Risk management and mitigation of regulatory risk at Prudential includes a comprehensive set of compliance and financial crime operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential:
-   Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions and cross-border activities including payments;
-   Ongoing engagement with national regulators, government policy teams and international standard setters; and
-   Compliance oversight to ensure adherence to new regulatory developments, including those associated with greenwashing risk.

Risk description	Risk management
Insurance risks
Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behavior are detailed in section 3.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.
Inflationary and other economic pressures have also impacted morbidity experience in several markets. Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.
The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.

Insurance risks are managed and mitigated using the following, among other methods:
-   The Group's Insurance Policy;
-   The Group's Product and Underwriting Risk Policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of the Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
-   The Group's Counter Fraud Policy (see the 'Fraud risk' section above);
-   Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
-   Using reinsurance to mitigate mortality and morbidity risks;
-   Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-   Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk;
-   The use of mystery shopping to identify opportunities for improvement in sales processes and training; and
-   Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk.

Medical claims inflation risk
A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential.

This risk is best managed by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group's businesses.

Morbidity risk
Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual's medical; financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product's contract and/or best practice.

Morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Risk description	Risk management
Insurance risks continued
Persistency risk
Persistency risk results from adverse changes in policy surrenders, paid-ups and other policy discontinuances. In general, lower persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks.  Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers.

Persistency risk is managed by appropriate controls across the product life cycle. These include: review and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Business concentration risk
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group's key markets rely on agency and some markets rely on bancassurance. From a product concentration perspective, some of the Group's markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, the Chinese Mainland and Taiwan) region contributes materially to the Group's top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may elevate business concentration risk including any potential slowdown in business from Mainland Chinese visitors and in the Chinese Mainland, and adversely impact the Group's business and financial condition.

To improve business resilience, the Group continues to look for opportunities to enhance business diversification by building multi-market growth engines as part of its strategy.
Risks associated with the oversight of the Group's joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group's interests are best safeguarded by our ability to effectively oversee and influence these joint venture and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 3.6 of the Risk factors.

The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses' public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group's governance such as the Risk Committee and the Audit Committee.

Notes
(1)  Reflecting products that are classified as Variable Fee Approach only.
(2)  With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund
(3)  Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
(4)  Based on middle ranking from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
(5)  Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

Risk factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

1. Risks relating to Prudential's financial situation
1.1 Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business, financial condition and results of operations, including as a result of increased strategic, business, insurance, product and customer conduct risks.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. Examples of these factors include: actual or expected changes in both monetary and regulatory policies in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth from geopolitical conflicts and/or global issues such as pandemics, etc.; and sector-specific, for examples in banking, real estate, etc., slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, the increased level of geopolitical and political risk and policy-related uncertainty, socio-political and climate-driven events, etc. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures by governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

-   Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group's assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions.
-   A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.
-   Failure of Prudential's counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group's ability to deal with these counterparties, could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
-   Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
-   Illiquidity of the Group's investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
-   A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
-   Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions could impact the functioning of markets and reduce capital resources as valuations decline. This could occur if external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to even higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

-   The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;
-   An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
-   The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
-   An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments and growth;
-   Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
-   The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
-   Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business; and
-   Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face heightened sanction risks driven by geopolitical conflicts as well as increased reputational risks. The above risks may also adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group's operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes and geopolitical or political risks which adversely impact Hong Kong's international trading and economic relationships may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

The Group's insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subjected to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4 Prudential's investment portfolio is subject to the risk of potential sovereign debt credit deterioration.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical or political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in their agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.5 Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies, but in some markets, Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

2. Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters
2.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential's achievement of its long-term strategy.

A failure to manage the material risks associated with key sustainability themes, including those detailed below, may inhibit the Group's ability to meet its sustainability-related commitments and undermine its sustainability credentials by adversely impacting the Group's reputation and brand, and its ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

a      Environmental risks
Environmental concerns, notably those associated with climate change and its social and economic impacts, but also including those associated with biodiversity and nature degradation, present long-term risks to the sustainability of Prudential and may impact its customers and other stakeholders.

Prudential's investment horizons are long term, and it is therefore exposed to the long-term impact of climate change risks, which include the financial and non-financial impact of the transition to a lower carbon economy, physical, reputational and shareholder, customer or third-party litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in public policy, technology and market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group's products. Direct physical risks associated with the impacts of climate change combined with the potential economic impacts of the transition to a lower carbon economy have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. The Group's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant market and company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets.

The Group's ability to sufficiently understand and appropriately respond to transition risk and its ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability or climate-orientated investment strategies and products may be limited by insufficient or unreliable data on carbon exposure, transition plans of the investee company assets in which it invests, or inability to divest as planned. The direct physical impacts of climate change, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health. Such short-term and long-term environmental changes in markets where Prudential or its key third parties operate could adversely impact the Group's operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational, disclosure and litigation risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group's appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure and litigation risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

b     Social risks
Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both within developed markets and within the Group's markets), intensified by the recent pandemic, have the potential to further erode social cohesion across the Group's markets which may increase operational and disruption risks for Prudential and impact the delivery of the Group's strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration due to factors including climate-related developments, may affect customer lifestyles and therefore may impact the level of claims under the Group's insurance product offerings.

As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence (AI) technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic bias, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 3.4 and 3.5 below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group's employees in accordance with the principles of the Universal Declaration of Human Rights and the International Labour Organisation's core labour standards could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group's third-party supply chain and investee companies with regards to topics including labour standards, respect of human rights and modern slavery also expose the Group to potential reputational risk.

c      Governance
A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from inadequate governance.

Sustainability risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the Group's market to support a just and inclusive transition, developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's Sustainability Strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions, responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heightens disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

3. Risks relating to Prudential's business activities and industry
3.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives such as placing additional strain on employees or operational capacity, and weakening the control environment. Implementing initiatives related to the revised strategy for the Group, control environment transformation, significant accounting standard changes, such as IFRS 17, and other regulatory changes in major businesses of the Group, such as those related to the agency transformation at the Indonesia businesses, may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as AI, expose Prudential to potential additional regulatory, information security, privacy, operational, ethical and conduct risks.  Specifically, the increasing use of AI could lead to increased scrutiny from regulators, potential bias in decision-making processes, and unforeseen vulnerabilities in information security. The ethical implications of AI use, such as data privacy and transparency in automated decisions, are also potential areas of concern. If inadequately managed, these risks could result in customer detriment and reputational damage.

3.2 Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract or retain talent.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3 Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including but not limited to external technology, data hosting and payments), and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls, and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4 Cyber security risks, including attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential's customers and employees and reputational damage, which in turn could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its technology systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware (malicious software designed to restrict Prudential's access to data until the payment of a sum of money and to exfiltrate data with a threat to publicly expose Prudential data if a ransom payment is not paid), and targeted and untargeted but sophisticated attacks. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss.

The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. The ease and accessibility of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) for threat actors contribute to the increase in ransomware activity. At the same time, cyber security threats continue to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. As Prudential and its business partners increasingly adopt digital technology in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these polices may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.

New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. In 2023, the momentum in focus on data privacy continued to increase, with regulators in Asia introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Vietnam in June 2023 and extensive amendments to the Korean data privacy law). Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements compared with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint ventures or third-party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite the multi-layered security defences in place, there can be no assurance that such events will not take place and they may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

3.5 Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms are subject to a number of risks. In particular, these include risks related to: legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models (including those using artificial intelligence) and the handling of personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

-   The number of current and planned markets in which Prudential's digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;
-   The implementation of planned digital platforms and services, which may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
-   The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases data security, privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended;
-   Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
-   Support for, and development of, the platform being provided outside some of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.

3.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 2 above). Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and in particular those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Chinese Mainland property sector and more widely across the Chinese Mainland economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group's strategic initiatives include the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to the third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, the frequency of repricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such repricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by the medical reimbursement downgrade experience following any repricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

4. Risks relating to legal and regulatory requirements
4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group's reported events, the effects and pace of changes in the laws, regulations, policies and their interpretations and any industry/accounting standards in the markets in which it operates.

Any non-compliance with government policy and legislation, financial control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the business conduct of Prudential or its distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. Further, the impact from regulatory changes may be material to Prudential, for instance, changes may be required to its product range, distribution channels, sales and servicing practices, handling of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Other changes in capital-related regulations have the potential to change the extent of sensitivity of capital to market factors, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, potentially resulting in tightened customer protection, higher capital requirements, restrictions on transactions and enhancement of supervisory powers.

In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions including cross-border activities increases the complexity and volume of legal and regulatory compliance challenges. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs or global polarisation and decoupling, which may lead to an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements or changes are included below.

a      Group-wide Supervision (GWS)
The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Hong Kong IA's Group-wide Supervision (GWS) Framework applies on a principles-based and outcome-focused approach, which allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.

b     Global regulatory developments and systemic risk regulation
There are a number of ongoing global regulatory developments which could potentially impact Prudential's businesses in the many jurisdictions in which they operate. Mandated by the Financial Stability Board (FSB), this work includes standard setting and guidance in the areas of systemic risk (including climate-related risks) and the Insurance Capital Standard (ICS).

For the insurance sector, the International Association of Insurance Supervisors (IAIS) continues to monitor and assess systemic risk through the Holistic Framework (HF) which effectively replaced the Global Systemically Important Insurer (G-SII) designations in 2019. The FSB continues to receive an annual update on the outcomes of the IAIS's global monitoring exercise which will include IAIS's assessment of systemic risk. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary HF supervisory policy measures to address such systemic importance. In November 2025, the FSB will review the process for assessing and mitigating systemic risk under the HF. Following this review the FSB will, as necessary, adjust its process which could include reinstating an updated G-SII identification process. Many of the prior G-SII measures have been adopted into IAIS's Insurance Core Principles (ICPs) and Common Framework (ComFrame), described below, as well as under the Hong Kong IA's GWS Framework. As an Internationally Active Insurance Group (IAIG), Prudential is subject to these measures.

The IAIS's ComFrame establishes quantitative and qualitative supervisory standards and guidance focusing on the effective Group-wide supervision of IAIGs. The ICS is the quantitative element of ComFrame and a consolidated capital standard in the final phase of development, coming into effect in 2025. Prudential has been designated an IAIG by the Hong Kong IA following an assessment against the established qualitative criteria in ComFrame, and will be required to either adopt ICS or demonstrate its current Group capital supervisory framework to be outcome-equivalent with ICS.

The development of ICS has been conducted in two phases: a five-year monitoring phase, which commenced at the beginning of 2020, followed by an implementation phase. An alternative to the ICS called the 'Aggregation Method' has also been developed in the US by the National Association of Insurance Commissioners; the IAIS is in the process of evaluating whether it produces comparable outcomes to the ICS.

There is a risk attached to the manner in which regulators from member jurisdictions may choose to implement the HF and ICS which could lead to additional burdens or adverse impacts to the Group. As a result, there remains a degree of uncertainty over the potential impact of such changes on the Group.

c      Regional regulatory regime developments
In 2023, regulators in the markets in which we operate continued to focus on the financial resilience of the insurance industry (including to address issues of solvency and rising interest rates), the protection of customers in relation to product and service performances and operational soundness with appropriate governance and controls. New regulations and guidelines were issued in several markets whereby the industry is required to assess, monitor and manage non-financial and financial risks, including insurance risk, capital and solvency. Business conduct and consumer protection remain the key priorities for regulators in Asia, with emphases on product design, remuneration structure, marketing literature, sales and servicing practices, and various operational processes including specifically for investment management and oversight of third parties and technology vendors.

Major regulatory changes and reforms are in progress in some of the Group's key markets, with some uncertainty on the full impact to Prudential:

-   In the Chinese Mainland, regulatory developments across a number of industries including the financial sector have continued, potentially increasing compliance risk to the Group. Key regulatory developments in the Chinese Mainland include the following:
-   As part of the regulatory reform, the Chinese government has consolidated oversight of the financial industry directly under the State Council and announced a new national financial regulator, the National Financial Regulatory Administration (NFRA) to replace the China Banking and Insurance Regulatory Commission (CBIRC) on 18 May 2023. The NFRA is authorised to overall supervise and regulate the Chinese Mainland banking and insurance markets to ensure financial institutions operate in a stable manner in compliance with the law and meet their obligations to customers. Key changes implemented by the NFRA include: reductions in statutory valuation interest rates for life insurance products, which are expected to lower pricing interest rate, effective from July 2023; and solvency relief measures through the China Risk Oriented Solvency System Phase II (C-ROSS II), effective from September 2023. In early 2024, further regulatory changes have been issued including: reductions in crediting rates for universal life products; requirements on consistency between reported and incurred bancassurance commissions and expenses; and new measures for setting requirements for insurance sales conduct, product design, marketing and disclosures.
-   The amendment of the Insurance Law of the People's Republic of China is in progress with emphasis on corporate governance including appointment of directors, fiduciary duties, and supervision of participating and investment-linked product (ILP) policies. The implementation timeline is yet to be announced.
-   In Indonesia, regulatory and supervisory focus on the insurance industry remains high. In 2023, the Otoritas Jasa Keuangan (OJK) issued a five-year industry roadmap with plans to establish an insurance industry that upholds high integrity, strengthens consumer and public protection, and supports national economic growth. The roadmap covers areas to enhance policyholder protection as well as other aspects on licensing, data, capital, products, actuarial, risk and controls. Implementation of this roadmap is in three phases from 2023 to 2027, including foundation strengthening, consolidation and momentum creation, and alignment and growth.
-   In Malaysia, Bank Negara Malaysia (BNM) has initiated a multi-phase review of its current risk-based capital (RBC) frameworks for insurers and Takaful operators since 2019, which includes quantitative impact studies carried out in 2022, the issuance of exposure drafts and a parallel run in 2023, prior to the potential full implementation targeting by the end of 2024 at the earliest. BNM also revised its policy on Management of Customer Information and Permitted Disclosures in April 2023, which sets out requirements regarding controls in collection, storage, use, transmission, sharing, disclosure and disposal of customer information. Furthermore, a new regulation on professionalism of agents came into effect on 1 January 2024, requiring additional 'fit and proper' and due diligence procedures as enhanced agent onboarding and screening requirements.
-   In Hong Kong, the revised Guideline GL3 on anti-money laundering (AML) and counter-terrorism financing (CTF) was published with an effective date of 1 June 2023. The Hong Kong Government also proposed to establish a Policy Holders' Protection Scheme in December 2022 as a safety net for policyholders in the event of an insurer's insolvency. Public views were sought in 2023 and the legislation process is expected to commence in the second half of 2024 at the earliest.
-   In Singapore, the Monetary Authority of Singapore (MAS) has designated the Group's Singapore business as a domestic systemically important insurer. Furthermore, in order to mitigate money laundering risk in the financial sector as a whole, the MAS has been soliciting feedback from industry stakeholders to improve anti-money laundering standards. Further regulatory developments are expected.
-   In Thailand, the Office of Insurance Commission presented draft amendments to the life and non-life insurance laws in December 2023, aimed at elevating governance standards within the insurance industry. The amendments are currently under review.
-   In Vietnam, the amended Insurance Law took effect on 1 January 2023. The new law contains provisions on RBC, with a five-year grace period, effective from 1 January 2028. The Vietnamese Government also issued a decree for personal data privacy guidance with an effective date of 1 July 2023, which provides definitions of personal data with examples of sensitive personal data, the rights of data subjects, and notification and data transfer requirements pertaining to the use of data. Another implementing circular of the Insurance Law issued in November 2023 also requires mandatory voice recording for sales, agency remuneration limits, and a cooling-off period for lending customers.
-   In the Philippines, financial product and customer service requirements were issued by the Insurance Commission in March 2023 with an 18-month transition period for adoption. The new requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, as well as additional complaints filing.
-   In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform. Its 'Insurance for All by 2047' proposal aims to ensure that every citizen and enterprise in India has adequate life, health and property insurance cover. The IRDAI is promoting the use of technology, such as big data, AI and machine learning, to transform the insurance landscape in the country, in order to become the sixth-largest insurance market by 2032. A new income tax rule took effect from 1 April 2023, which makes maturity proceeds of insurance policies taxable for policies issued from this date which have annual premiums exceeding INR 500,000. Another IRDAI regulation issued in March 2023 removed commission payment limits for insurers, with the aim of giving more operational flexibility to insurers and enhancing insurance penetration.

The increasing use of emerging technological tools and digital services across the industry is likely to lead to new and unforeseen regulatory requirements and issues, including expectations regarding the governance, ethical and responsible use of technology, AI and data. Distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change in Asia. Prudential falls within the scope of these conduct regulations, requiring that regulatory changes are appropriately implemented.

The pace and volume of sustainability-related regulatory changes including ESG and climate-related changes are also increasing. Regulators including the Hong Kong IA, the Monetary Authority of Singapore, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop or are at different stages of developing similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong's position as a regional green finance hub. In 2023, the Hong Kong IA invited Hong Kong authorised insurers to participate in a survey regarding their implementation of climate risk management practices. The purpose of the survey was for the Hong Kong IA to understand any gaps and challenges faced by the insurance sector in managing climate-related financial risks and to develop appropriate guidance for insurers. International regulatory and supervisory bodies, such as the International Sustainability Standards Board (ISSB) and Taskforce on Nature-related Disclosures, are progressing on global sustainability and climate-related disclosure requirements. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, in particular as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies are beginning to establish principles and standards with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-Group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments are monitored at market and group level and inform the Group's risk framework and engagement with government policymakers, industry groups and regulators.

d     IFRS 17
IFRS 17 became effective from 1 January 2023 and the first external reporting under this basis was in half year 2023. The new standard requires a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. These changes mean that investors, rating agencies and other stakeholders may take time to gain familiarity with the new standard and to interpret the Group's business performance and dynamics. In addition, comparison with previous financial reporting periods will be more challenging in the short term. New systems, processes and controls have been developed to align with the new IFRS 17 basis and are expected to mature over time. In the short term there may be increased operational risk associated with these new systems and processes.

Apart from IFRS 17, any other changes or modification to IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

e      Investor contribution schemes
Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

4.4 Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules initially envisaged by 2023. Due to the complexity of the rules, the implementation date was subsequently postponed to commence no earlier than 2024 to provide multinational enterprises and tax authorities sufficient time to prepare. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 14 March 2022 the OECD issued detailed guidance to assist with interpreting the model rules. As part of the OECD's development of the implementation framework, the OECD published guidance on transitional safe harbours on 20 December 2022, and additional administrative guidance on 2 February 2023, 17 July 2023 and 18 December 2023 providing further updates and clarifications on how to interpret the model rules. The OECD is expected to publish further new guidance in 2024 which will affect the interpretation of already implemented legislation.

A number of jurisdictions in which the Group has operations - Japan, Korea, Luxembourg, Vietnam and the UK - have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for 2024 onwards. Malaysia has implemented both the global minimum tax and domestic minimum tax effective for 2025 onwards. Other jurisdictions where Prudential has a taxable presence, including Hong Kong, Singapore and Thailand, intend to implement the proposals for 2025 onwards.

For those jurisdictions where either a global minimum tax or a domestic minimum tax or both have been implemented with effect for 2024, no material impact to the Group's IFRS tax charge for the 2024 financial year is expected. The implementation of a global minimum tax and a domestic minimum tax in Malaysia effective for 2025 is not expected to have a material impact for the Group's IFRS tax charge for the 2025 financial year. These assessments consider a number of factors including whether the transitional safe harbour is expected to apply based on the most recent filings of tax returns, country-by-country reporting and financial statements of the relevant entities. In some jurisdictions a global minimum tax but not a domestic minimum tax regime has been implemented and the Group's operations in that jurisdiction will not be subject to the rules as they are wholly domestic operations.

For those jurisdictions, such as Hong Kong and Singapore, where the proposals are expected to be implemented with effect from 2025 onwards, work is ongoing to assess the potential impact and guidance will be provided in due course. As a result, the full extent of the long-term impact on the Group's business, tax liabilities and profits remains uncertain.

In addition to the global minimum tax and domestic minimum tax rules, both Korea and Luxembourg have also implemented an undertaxed profits rule effective for 2025 onwards. The undertaxed profits rule is intended as a backstop provision to deal with jurisdictions in case of any delay or not implementing the global minimum tax or domestic minimum tax rules. As the rules in Hong Kong (where Prudential plc has been tax-resident since 3 March 2023) are expected to be in force and would apply to Prudential plc from 2025, the undertaxed profits rules implemented in Korea and Luxembourg are not expected to have any practical application to the Group.

Definitions of Performance Metrics

Adjusted operating profit
Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B.1.2.

Adjusted shareholder equity
Adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and CSM, net of reinsurance (unless attaching wholly to policyholders) and tax.
See note C 3.1 (B) and II(ii) of the additional information for reconciliation to IFRS shareholders' equity.

Agency new business profit
New business profit generated from the agency channel.

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.

See note II(vi) of the additional information for further explanation.

Average monthly active agents
An active agent is defined as agents that sell at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.

Bancassurance new business profit
New business profit generated from the bancassurance channel.

Customer numbers
A customer is defined as a unique individual or entity who holds one or more policies, that has premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition.

Customer relationship net promoter score (NPS)
Net Promoter Score on overall strength of customer relationship, based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0 - 10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0 - 6 are Detractors. The score equates to the percentage of promoters less percentage of detractors.

Customer retention rate
Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

Eastspring investment performance - percentage of funds under management outperforming benchmarks
This measure represents funds under management at the balance sheet date held in funds which outperform their performance benchmark as a percentage of total funds under management over the time period stated (1 or 3 years). Total funds under management exclude funds with no performance benchmark.

Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance related fees. See note II(v) to the additional information for calculation.

EEV shareholders' equity
Shareholders' equity prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016.

See note II(viii) of the additional information for reconciliation to IFRS shareholders' equity.

EEV Shareholders' value per share
EEV shareholders' equity per share is calculated as closing EEV shareholders' equity divided by the number of issued shares at the end of the period. See EEV basis results for calculation.

GWS capital surplus over GPCR
Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2023 second cash interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.

GWS coverage ratio
Estimated GWS coverage ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2023 second cash interim dividend.

Health new business profit
 New business profit from health products, which typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

IFRS Shareholders' value per share
IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period. See note II(iv) to the additional information for calculation

Moody's total leverage basis
Leverage measure calculated as the Group gross debt, including commercial paper as a proportion of the sum of IFRS shareholders' equity, 50 per cent of the surplus in the Group's with-profit funds and the Groups gross debt including commercial paper. Calculated with no adjustment for the value of contractual service margin in equity.

Net cash remitted by business units
Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional financial information. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.

Net zero
A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050, as part of Prudential's signatory requirements to the UN-Convened Net Zero Asset Owner Alliance (NZAOA).

New business profit
Presented on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.

New business profit is reconciled to IFRS new business CSM in note II(vii) to the additional information.

New Business Profit on embedded value (New business profit/average EEV shareholders' equity for insurance business operations)
Calculated as new business profit divided by the average EEV shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders. See note II(ix) of the additional for calculation.

Net Group operating free surplus generated
Operating Free Surplus Generated (see definition below) less Central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

New Business Profit per active agent
Average monthly agency new business profit divided by the active agents per month. Includes 100 per cent of new business profit and active agents in Joint Ventures and Associates.

Operating Free Surplus Generated from insurance and asset management business
Operating free surplus generated: For insurance operations free surplus generated represents amounts emerging from the in-force business net of amounts reinvested in writing new business and excludes non-operating items. For asset management business it equates to post-tax operating profit for the period. Restructuring costs are excluded.

Operating free surplus generated from in-force insurance and asset management business
Operating free surplus generated from in-force insurance and asset management business: Operating free surplus generated from in-force insurance business which represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount.

Further information is set out in "movement in Group free surplus" of the EEV basis results.

Operating return on embedded value (Operating profit/average EEV shareholders' equity)
Calculated as EEV operating profit divided by the average EEV shareholders' equity for continuing operations. See note II(ix) of the additional for calculation.

Penetration rate of strategic bank customer base
Number of Prudential customers as percentage of total bank customers. The measure and target pertains to seven strategic bank partners (excluding partners of joint ventures and associates and partnerships in, Cambodia and Laos).

Tier 1 capital resources
Tier 1 capital in accordance with the classification of tiering capital under the GWS framework which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.

Weighted Average Carbon Intensity (WACI)
Reflects a portfolio's exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Taskforce for Climate-related Financial Disclosures (TCFD).

Basis for Strategic Objectives
New business profit growth objective
Our new business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. Assume that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Operating free surplus generated from in-force insurance and asset management business growth objective
Our Operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. Assume that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Shareholder Information
Forward-Looking Statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-   current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
-   asset valuation impacts from the transition to a lower carbon economy;
-   derivative instruments not effectively mitigating any exposures;
-   global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
-   the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims (including related to treatments deferred during the pandemic), assumptions and increased product lapses;
-   the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-   the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-   the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
-   legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
-   the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
-   the impact of competition and fast-paced technological change;
-   the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-   the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
-   the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
-   the availability and effectiveness of reinsurance for Prudential's businesses;
-   the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
-   disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
-   the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
-   the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-   the impact of legal and regulatory actions, investigations and dispute

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaim any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document.

Cautionary Statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

 2023 Second interim dividend

Ex-dividend date	28 March 2024 (UK and Hong Kong)
1 April 2024 (Singapore)
Record date	2 April 2024
Payment date	16 May 2024 (UK, Hong Kong and ADR holders) On or around 23 May 2024 (Singapore)

The total number of Prudential plc shares in issue as at 31 December 2023 was 2,753,520,756. Each ordinary share carries the right to one vote on a poll at general meetings of Prudential plc. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote.

Corporate Governance

Corporate governance codes - statement of compliance

The Company has dual primary listings in Hong Kong (main board listing) and London (premium listing) and has adopted a governance structure based on the Hong Kong and UK  Corporate Governance Codes (the HK and UK Codes).

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the Board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

> The HK Code is available from www.hkex.com.hk

> The UK Code is available from www.frc.org.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer